EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of December __ , 2009 (the “Agreement Date”) by and among Energy Recovery, Inc., a Delaware corporation (“Parent”), CFE Acquisition Corporation, a Delaware Corporation, (“Sub”),  Pump Engineering, LLC, a Michigan limited liability company (the “Company”), Roy Radakovich (the “Company Representative”), and, with respect only to Article X, U.S. Bank, National Corporation (the “Escrow Agent”).

W I T N E S S E T H :

WHEREAS, the respective boards of directors and managers, as appropriate, of Parent, Sub and the Company have approved and declared advisable that Parent acquire the Company through the statutory merger of Company with and into Sub (the “Merger”) upon the terms, and subject to the conditions of, this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the respective boards of directors of Parent, Sub and the Company have determined that the Merger is in furtherance of, and consistent with, their respective business strategies and is in the best interest of their respective stockholders and members;

WHEREAS, a portion of the consideration otherwise payable by Parent in connection with the Merger shall be placed in escrow by Parent as security for the indemnification and other obligations set forth in this Agreement; and

WHEREAS, Company, on the one hand, and Parent and Sub, on the other hand, desire to make certain representations, warranties, covenants and other agreements in connection with the Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I
DEFINED TERMS

As used herein, capitalized terms not otherwise defined in this Agreement shall have the following meanings.  Any of such terms, unless the context otherwise requires, may be used in the singular or plural, depending upon the reference.

1.1            “Accounts Receivable” shall have the meaning set forth in Section 4.10(c) of this Agreement.

1.2           “Acquisition Proposal” means any offer or proposal concerning any (a) merger, consolidation, business combination, or similar transaction involving the Company, (b) sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of assets of the Company representing twenty percent (20%) or more of the consolidated assets of the Company, (c) issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture, or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible or exchangeable for, such securities) representing in the aggregate twenty percent (20%) or more of the voting power of the Company, (d) transaction in which any Person shall acquire beneficial ownership, or the right to acquire beneficial ownership, or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership of twenty percent (20%) or more of the outstanding voting capital stock of the Company or (e) combination of the foregoing (other than the Merger).

1.3           “Action” means any action, suit, litigation, proceeding, labor dispute, arbitral action, governmental audit, inquiry by a Governmental body, criminal prosecution, investigation or unfair labor practice charge or complaint.

1.4           “Affiliate” shall have the meaning set forth in the Exchange Act.

1.5           “Ancillary Agreements” means the Certificate(s) of Merger, Claims Escrow Agreement, the Contingent Payment Escrow Agreement, the Non-Disclosure Agreements, and other agreements, certificates and documents referenced herein and/or as required hereunder to consummate the Closing.

1.6           “Business Day” means any day on which banks are not required or authorized to close in the City of San Francisco, California.

1.7           “Calculated Per Share Price” means the average closing price of one (1) share of Parent Common Stock as quoted on the NASDAQ market over the sixty (60) trading day period ending on the Agreement Date.  The Calculated Per Share Price shall be calculated rounding down to the nearest one hundredth (1/100th) of one cent.

1.8           “Certificate of Merger” shall have the meaning set forth in Section 2.2 of this Agreement.

1.9           “Claim” shall have the meaning set forth in Section 10.3 below.

1.10           “Claim Notice” shall have the meaning set forth in Section 10.3(b) of this Agreement.

1.11           “Claims Escrow Account” shall have the meaning set forth in Section 2.10(a) of this Agreement.

1.12            “Claims Escrow Agreement” means the escrow agreement to be entered into among Parent, the Escrow Agent and the Company Representative substantially in the form attached hereto as Exhibit A.

1.13            “Claims Escrow Funds” means Two Million Dollars ($2,000,000) of the Purchase Price.

1.14            “Closing” shall have the meaning set forth in Section 2.2 of this Agreement.

1.15            “Closing Date” shall have the meaning set forth in Section 2.2 of this Agreement.

1.16            “Closing Schedule” shall have the meaning set forth in Section 2.7 of this Agreement.

1.17            “COBRA” shall have the meaning set forth in Section 4.21(c) of this Agreement.

1.18            “Code” means the United States Internal Revenue Code of 1986, as amended.

1.19           “Company” shall have the meaning set forth in the preamble to this Agreement.

1.20           “Company Agents” means agents, manufacturer representatives and other third parties who sell or solicit the sale of Company products outside of the United States and who have contractual arrangements with the Company (or contractors of the Company) to do so.

1.21           “Company Common Units” shall have the meaning set forth in Section 4.2(a) of this Agreement.

1.22            “Company Common Unit Holders” means the holders of Company Common Units.

1.23            “Company Employees” means individuals who are employed by Company as of the date of this Agreement.

1.24            “Company Equity” means the Company Common Units and Company Preferred Units.

1.25           “Company Equity Holders” means the Company Common Unit Holders and the Company Preferred Unit Holders.

1.26           “Company Majority-in-Interest” means those Company Equity Holders (immediately before the Effective Time) who hold as of the Effective Time a right to at least a majority-in-interest of the Purchase Price.

1.27            “Company Material Adverse Effect” or “Company Material Adverse Change” means any change affecting, or condition having an effect on, the Company that is, or would reasonably be expected to be materially adverse to the assets, business, financial condition or results of operations of the Company, excluding changes or conditions which result from (i) the pursuit and/or consummation of the transactions contemplated by this Agreement (the “Transactions”), including the announcement or pendency of the Merger, or (ii) changes in general economic conditions (provided that such changes do not affect the Company in a substantially disproportionate manner).

1.28           “Company Officer” means each of the following:  Robert A. Oklejas, Roy Radakovich, Kevin V. Terrasi, Bud E. Giebel, Dr. Irving Moch, Stanley Opfermann, Katherine Oklejas and Mark Horne.

1.29            “Company Options” means any and all warrants or options to purchase Company Common Units, Company Preferred Units or any other equity, ownership interest or profits interest of the Company.

1.30            “Company Owned Copyrights” shall have the meaning set forth in Section 4.20(d)(i) of this Agreement.

1.31           “Company Owned Patents” means the Patents that are owned by or exclusively licensed to the Company and Patents that were developed for the Company by full or part time employees or consultants of the Company.

1.32           “Company Preferred Units” shall have the meaning set forth in Section 4.2(a) of this Agreement.

1.33            “Company Preferred Unit Holders” means the holders of Company Preferred Units.

1.34            “Company Representative” shall have the meaning set forth on the first page of this Agreement.

1.35            “Consents” means any and all consents, assignments, approvals, authorizations, waivers of, filings with, or notifications to any public, Governmental Body or authority or from any other Person, including parties to contracts to which the Company is a party, that are (a) required for the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements or (b) necessary in order that Parent can conduct the Company’s business after the Closing Date substantially in the same manner as the Company’s business was conducted before the Closing Date.

1.36           “Contingent Cash Consideration” means the aggregate of Contingent Cash Payment 1, Contingent Cash Payment 2, and Contingent Cash Payment 3.

1.37           “Contingent Cash Payment 1” means One Million Three Hundred Thousand Dollars ($1,300,000) if Milestone 1, as defined on Exhibit B,  is achieved.

1.38           “Contingent Cash Payment 2” means One Million Two Hundred Dollars ($1,200,000) if Milestone 2, as defined on Exhibit B, is achieved.

1.39           “Contingent Cash Payment 3” means One Million Dollars ($1,000,000) if Milestone 3, as defined on Exhibit B, is achieved.

1.40           “Contingent Payment Escrow Account” shall have the meaning set forth in Section 2.10(a) of this Agreement.

1.41            “Contingent Payment Escrow Agreement” means the escrow agreement to be entered into among Parent, the Escrow Agent and the Company Representative substantially in the form attached hereto as Exhibit C.

1.42            “Continuing Employee” means a Company Employee who becomes an employee of an Employing Entity after the Effective Time as a result of accepting in writing such Employing Entity’s Offer Letter.

1.43            “Contract” means any agreement, contract, note, loan, evidence of indebtedness, Lease, purchase order, letter of credit, indenture, security or pledge agreement, undertaking, practice, covenant not to compete, employment agreement, severance agreement, license, instrument, obligation or commitment to which the Company is a party or is bound, whether oral or written.

1.44            “Copyrights” shall have the meaning set forth in Section 4.20(a) of this Agreement.

1.45            “Court Order” means any judgment, decision, consent decree, injunction, ruling or order of any federal, state or local court or Governmental Body that is binding on any Person or its property under applicable law.

1.46           “Damages” shall have the meaning set forth in Section 10.2(c) of this Agreement.

1.47            “Default” means (a) any actual breach or default, (b) the occurrence of an event that with the passage of time or the giving of notice or both would constitute a breach or default or (c) the occurrence of an event that with or without the passage of time or the giving of notice or both would give rise to a right of termination, renegotiation or acceleration.

1.48            “DGCL” shall have the meaning set forth in the recitals to this Agreement.

1.49            “Disclosure Schedule” shall have the meaning set forth in the first paragraph of Article IV of this Agreement.

1.50            “Dispute Notice” shall have the meaning set forth in Section 10.3(c) of this Agreement.

1.51            “Dissenting Unit Holder” shall have the meaning set forth in Section 2.9 of this Agreement.

1.52            “Effective Time” shall have the meaning set forth in Section 2.2 of this Agreement.

1.53           “Employee Plan” means any “employee pension benefit plan” as defined in Section 3(2) of ERISA, any “employee welfare benefit plan” as defined in Section 3(1) of ERISA, and other benefit arrangement that is neither an employee pension benefit plan nor an employee welfare benefit plan, within the meaning of ERISA, including any employment, consulting, severance or other similar contract, arrangement or policy and each plan, arrangement, program, agreement or commitment providing for insurance coverage (including without limitation any self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, fringe benefits, retirement benefits, life, health, disability or accident benefits or for deferred compensation, profit-sharing bonuses, stock options, stock appreciation rights, stock purchases or other equity compensation benefits or other forms of incentive compensation, termination allowance or post-retirement insurance sponsored, maintained or contributed to by the Company or any ERISA Affiliate.

1.54            “Employing Entity” means Parent or an Affiliate or Subsidiary of Parent that will be the employer of a Continuing Employee immediately following the Effective Time.

1.55            “Encumbrance” means any lien, pledge, option, charge, easement, security interest, deed of trust, mortgage, right-of-way, encroachment, building or use restriction, conditional sales agreement, or encumbrance, whether voluntarily incurred or arising by operation of law, and includes, without limitation, any agreement to give any of the foregoing in the future, and any contingent sale or other title retention agreement or Lease in the nature thereof.  When used for Encumbrances on real property only, the foregoing definition shall be deemed to mean only those Encumbrances which are a matter of public record in state or county filing records.

1.56            “Environmental Law” means any and all federal, state, local and foreign statutes, laws, Regulations, ordinances or rules relating to: occupational safety and health; the effect of the environment or Substances on human health; emissions, discharges or releases of Substances into the environment, including, without limitation, ambient air, surface water, groundwater or land; or the Handling of Substances or the investigation, clean-up or other remediation or analysis thereof.

1.57           “Environmental Matters” means (a) the production, use, generation, emission, storage, treatment, transportation, recycling, disposal, discharge, release, or other handling or disposition of any kind at any time by the Company, its predecessor entities or Affiliates (collectively “Handling”) of any “hazardous substance,” “hazardous waste,” “pollutant,” “contaminant” or “toxic substance,” as defined by the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601 et seq., the Resources Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq., the Clean Water Act, 33 U.S.C. Section 1251 et seq., the Clean Air Act, 42 U.S.C. Section 7401 et seq., or the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq., and Regulations promulgated thereunder (or any analogous state and local laws and Regulations), petroleum and petroleum products, polychlorinated biphenyls (“PCBs”) or asbestos (collectively “Substances”), either in, on, from or under any Real Property or Facility owned, leased or used at any time by the Company, its predecessor entities or Affiliates, including offsite disposal Facilities (an “Operating Site”), including, without limitation, the effects of such Handling of Substances on resources, Persons, or property within or outside the boundaries of any Operating Site, and (b) any other act or omission of the Company, its predecessor entities or Affiliates that gives rise to liability or potential liability under any Environmental Law.

1.58            “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules, Regulations and interpretations promulgated thereunder.

1.59            “ERISA Affiliate” means each other Person that, together with the Company as of the relevant measuring date under ERISA, is required to be treated as a single employer under Section 414 of the Code.

1.60            “Escrow Agent” shall have the meaning set forth in Section 2.10(a) of this Agreement.

1.61            “Exchange Act” means the Securities and Exchange Act of 1934, as amended, and the rules and Regulations promulgated thereunder.

1.62            “Facilities” means all offices, manufacturing facilities, stores, warehouses, retail establishments, improvements, administration buildings, and all other facilities owned or leased by the Company.

1.63            “Financial Statements” shall have the meaning set forth in Section 4.10(a) of this Agreement.

1.64            “Fraudulent Breach” means with respect to the Company or a Company Unit Holder any breach by the Company or a Company Unit Holder (in its capacity as such), as appropriate, of its respective representations and/or warranties resulting from the Company’s or such Company Unit Holder’s intentional fraud, as the case may be, and means with respect to the Parent any breach by the Parent of its representations and/or warranties resulting from the Parent’s intentional fraud.

1.65           “GAAP” means United States generally accepted accounting principles, consistently applied.

1.66            “Governmental Body” means any: (a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or entity and any court or other tribunal); (d) multi-national organization or body; or (e) individual, entity or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature.

1.67           “Handling” shall have the meaning set forth in the definition of Environmental Matters.

1.68           “Holdback Notice” shall have that meaning set forth in Section 10.3(e) of this Agreement.

1.69           “Indemnified Party” shall have the meaning set forth in Section 10.2(a) of this Agreement.

1.70           “Indemnitor” shall have the meaning set forth in Section 10.3(b) of this Agreement.

1.71           “Information Statement” means that document furnished by the Company to the Company Equity Holders and the holders of voting equity interests in the entity Pump Engineering Parent Inc. (“PEI Inc.”) which holds 88.1% of the outstanding Company Common Units (the “Company Major Holder”) in connection with the Notice of Appraisal Rights and Request for Written Consent in Lieu of Meetings of Unit Holders and of Stockholders.

1.72           “Initial Cash Consideration” means Fourteen Million Five Hundred Thousand Dollars ($14,500,000), subject to adjustment as provided in Sections 2.7 and 3.1 below.

1.73            “Intellectual Property” means, collectively, Trademarks, Patents, Copyrights and Trade Secrets, as those terms are defined in Section 4.20 of this Agreement.

1.74           “Intellectual Property Licenses” meaning set forth in Section 4.5(b) of this Agreement

1.75           “Key Employees” means certain Company Employees designated by Parent.

1.76           “Knowledge of Company” means, with respect to any fact, circumstance, event or other matter in question, the knowledge of such fact, circumstance, event or other matter of any Company Officer, director or other manager of the Company, provided that such Company Officers, directors or other managers shall be deemed to have made due and diligent inquiries with respect to any matter represented herein, including inquiries of those employees of the Company whom such officers, directors and managers reasonably believe would have actual knowledge of the matters represented.

1.77            “Liabilities” means any direct or indirect (i.e., obligations resulting from claims due to  acts of third parties) liability, indebtedness, obligation, commitment, expense, deficiency, guaranty or endorsement of or by any Person of any type, known or unknown, and whether accrued, absolute, contingent, matured, unmatured or other.

1.78            “Leased Real Property” means all leased Real Property which is the subject of the Leases listed in Section 4.5(k) of the Disclosure Schedule.

1.79           “Leases” means all of the existing leases, subleases, occupancy agreements, options, rights, concessions or other agreements or arrangements with respect to the personal or real property of the Company.

1.80            “Letter of Intent” means that letter agreement, dated as of September 29, 2009, entered into by Parent and the Company.

1.81            “Mediator” shall have the meaning set forth in Section 10.3(d)(ii) of this Agreement.

1.82           “Merger” shall have the meaning set forth in the recitals to this Agreement.

1.83           “MLLCA” means the Michigan Limited Liability Company Act.

1.84           “Milestone(s)” means all or any of Milestone 1, Milestone 2 and Milestone 3, as the context requires.

1.85           “No-Shop Period” means the time period beginning as of the Agreement date and ending on the earlier to occur of: (i) ten (10) Business Days after the Agreement Date; (ii) the date on which Parent advises Company that Parent is terminating all negotiations regarding the Merger; or (iii) termination of this Agreement.

1.86           “Offer Letter” means a letter issued by an Employing Entity to a Company Employee offering employment by such Employing Entity.

1.87           “Operating Agreement” means that Operating Agreement of Company entered into as of December 31, 2008, as amended on May 1, 2009 by and among the Company, Pump Engineering Parent, Inc., and the additional Member of the Company, as set forth on Exhibit A and Schedule 1 attached thereto.

1.88           “Operating Site” shall have the meaning set forth in the definition of Environmental Matters.

1.89           “Ordinary Course of Business” or “Ordinary Course” or any similar phrase means the ordinary course of the Company’s business, consistent with the Company’s past practice during the nine month period prior to the date of this Agreement.

1.90           “Owned Real Property” means all owned Real Property which is the subject of the Real Property listed in section 4.5(k) of the Disclosure Schedule.

1.91           “Parent” shall have the meaning set forth in the preamble to this Agreement.

1.92           “Parent Common Stock” means the Common Stock of Parent, par value $0.001.

1.93           “Parent Public Filings” means all reports filed by Parent with the Securities and Exchange Commission including but not limited to (i) Form 10 Q – Quarterly Report Pursuant to Section 13 or 15(d) of the Exchange Act for the quarterly period ended June 30, 2009, (ii) Form 10 Q – Quarterly Report Pursuant to Section 13 or 15(d) of the Exchange Act for the quarterly period ended March 31, 2009; (iii) Proxy Statement Pursuant to Section 14(a) of the Exchange Act, filed April 28, 2009, (iv)  Form 10K Annual Report Pursuant to Section 13 or 15(d) of the Exchange Act for the fiscal year ended December 31, 2008; and (v) Form 10 Q – Quarterly Report Pursuant to Section 13 or 15(d) of the Exchange Act for the quarterly period ended September 30, 2008.

1.94           “Patents” shall have the meaning set forth in Section 4.20(a) of this Agreement.

1.95           “PCBs” shall have the meaning set forth in the definition of Environmental Matters.

1.96           “Per Common Unit Contingent Cash Payment 1” means that portion of Contingent Cash Payment 1 allocable to one Company Common Unit as set forth on the Closing Schedule (rounding down to the nearest whole cent.)

1.97           “Per Common Unit Contingent Cash Payment 2” means that portion of Contingent Cash Payment 2 allocable to one Company Common Unit as set forth on the Closing Schedule (rounding down to the nearest whole cent.)

1.98           “Per Common Unit Contingent Cash Payment 3” means that portion of Contingent Cash Payment 3 allocable to one Company Common Unit as set forth on the Closing Schedule (rounding down to the nearest whole cent.)

1.99           “Per Preferred Unit Contingent Cash Payment 1” means that portion of Contingent Cash Payment 1 allocable to one Company Preferred Unit as set forth on the Closing Schedule (rounding down to the nearest whole cent.)

1.100           “Per Preferred Unit Contingent Cash Payment 2” means that portion of Contingent Cash Payment 2 allocable to one Company Preferred Unit as set forth on the Closing Schedule (rounding down to the nearest whole cent.)

1.101           “Per Preferred Unit Contingent Cash Payment 3” means that portion of Contingent Cash Payment 3 allocable to one Company Preferred Unit as set forth on the Closing Schedule (rounding down to the nearest whole cent.)

1.102           “Per Common Unit Initial Cash Payment” means that portion of Initial Cash Consideration allocable to one Company Common Unit as set forth on the Closing Schedule (rounding down to the nearest whole cent.)

1.103           “Per Preferred Unit Initial Cash Payment” means that portion of Initial Cash Consideration allocable to one Company Preferred Unit as set forth on the Closing Schedule (rounding down to the nearest whole cent.)

1.104           “Per Common Unit Stock Payment” means that portion of Stock Consideration allocable to one Company Common Unit as set forth on the Closing Schedule.  That portion of the Stock Consideration delivered to each Company Unit Holder shall be calculated rounding down to the nearest whole share.

1.105           “Per Preferred Unit Stock Payment” means that portion of Stock Consideration allocable to one Company Preferred Unit as set forth on the Closing Schedule.  That portion of the Stock Consideration delivered to each Company Unit Holder shall be calculated rounding down to the nearest whole share.

1.106           “Permits” means all licenses, permits, franchises, approvals, authorizations, consents or orders of, or filings with, any Governmental Body, whether foreign, federal, state or local, or any other Person, necessary for the conduct of the Company’s business.

1.107           “Permitted Encumbrances” means (a) liens for taxes, assessments and other governmental charges not yet due and payable or being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which reasonable reserves have been established, (b) statutory, mechanics’, laborers’ and materialmen’s liens arising in the Ordinary Course of Business for sums not yet due, and (c) statutory and contractual landlord’s liens under leases pursuant to which the Company is a lessee and not in default.

1.108           “Person” means any person or entity, whether an individual, trustee, corporation, partnership, limited partnership, limited liability company, trust, unincorporated organization, business association, firm, joint venture, or Governmental Body.

1.109            “Purchase Price” means, subject to adjustments as set forth herein, the Initial Cash Consideration, the Stock Consideration, the Claims Escrow Funds, and the Contingent Cash Consideration.  The Initial Cash Consideration, the Claims Escrow Funds, and the Contingent Cash Consideration represent the cash portion of the Purchase Price equal to Twenty Million Dollars ($20,000,000.00), subject to adjustment as provided herein.

1.110           “Real Property” means all real property owned or leased by or used, or intended by the Company for use, in connection with the Company’s business, together with all buildings, improvements, fixtures, easements, licenses, options, insurance proceeds and condemnation awards and all other rights of the Company in or appurtenant thereto.

1.111           “Regulations” means any laws, statutes, ordinances, regulations, rules, notice requirements, court decisions, agency guidelines, principles of law and orders of any foreign, federal, state or local government and any other Governmental Body, and including without limitation Environmental Laws, the U.S. Foreign Corrupt Practices Act, as amended, export control laws, antiboycott laws, public utility, zoning, building and health codes, occupational safety and health regulations, securities laws, and laws respecting employment practices, employee documentation, terms and conditions of employment and wages and hours.

1.112           “Related Companies” means Pump Engineering, Inc., a Michigan corporation, Pump Engineering Parent, Inc., a Michigan corporation, Fluid Machines, Inc, a Michigan corporation, Fluid Machines International d.o.o. a corporation formed under the laws of Serbia, PEI Agent, Inc., a Nevada corporation, any other entity under any common ownership with any of the foregoing or their respective stockholders or members that are involved directly or indirectly in the same business as Company, and any and all predecessor entities of any of the foregoing.

1.113            “Reporting Companies” shall have the meaning set forth in Section 4.23(a) of this Agreement.

1.114           “Representative” with respect to any Person means any officer, director, principal, attorney, agent, employee or other representative of such Person (but excluding the Company Representative).

1.115           “Securities Act” means the Securities Act of 1933, as amended.

1.116           “Stock Consideration” means that aggregate amount of shares of Parent Common Stock equal to: (a) One Million (1,000,000) shares, if the Calculated Per Share Price is less than Seven Dollars ($7.00), or (b) Seven Million (7,000,000) divided by the Calculated Per Share Price, if the Calculated Per Share Price is greater than or equal to Seven Dollars ($7.00).  That portion of the Stock Consideration delivered to each Company Equity Holder shall be calculated rounding down to the nearest whole share.

1.117           “Sub” shall have the meaning set forth in the preamble of this Agreement.

1.118           “Subsidiary” of a Person means (a) any corporation or company in an unbroken chain of corporations or companies beginning with such Person if each of the corporations or companies other than the last corporation or company in the unbroken chain then owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations or companies in such chain, (b) any partnership or limited liability company in which the Person is a general partner or managing member or (c) any partnership in which the Person possesses a 50% or greater interest in the total capital or total income of such partnership or limited liability company.

1.119           “Substances” shall have the meaning set forth in the definition of Pre-Closing Environmental Matters.

1.120           “Surviving Corporation” shall have the meaning set forth in Section 2.1 of this Agreement.

1.121           “Surviving Representations” shall have the meaning set forth in Section 10.1.

1.122           “Tax” or “Taxes” means all taxes of any kind, including, without limitation, those on or measured by or referred to as income, gross receipts, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, value added, property or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Body.

1.123            “Tax Returns” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

1.124            “Terminating Party” shall have the meaning set forth in Section 11.2 of this Agreement.

1.125           “Trademarks” shall have the meaning set forth in Section 4.20(a) of this Agreement.

1.126           “Trade Secrets” shall have the meaning set forth in Section 4.20(e)(i) of this Agreement.

1.127           “Treasury Regulations” means the Treasury Regulations promulgated under the Code.

ARTICLE II
THE MERGER

2.1           The Merger Structure.  Upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL, at the Effective Time, Company shall be merged with and into Sub, the separate corporate existence of Company shall cease, and Sub shall continue as the surviving corporation and as a wholly owned subsidiary of Parent.  The surviving corporation after the Merger is sometimes referred to hereinafter as the “Surviving Corporation.”

2.2           Effective Time.  Unless this Agreement is earlier terminated pursuant to Article XI, the closing of the Merger (the “Closing”) will take place at the offices of Carr & Ferrell, LLP 2200 Geng Road, Palo Alto, CA 94303 on or before the date that is ten (10) Business Days after the Agreement Date, or if the conditions set forth in Articles VII and VIII shall have not been satisfied or waived by such date (except for conditions set forth in Articles VII and VIII which by their terms are to be completed at the Closing), as soon as practicable (but in no event more than five (5) Business Days) after such conditions shall have been satisfied or waived (the “Closing Date”).  On the Closing Date, the parties hereto shall cause the Merger to be consummated by executing and filing a Certificate of Merger with the Secretary of State of the State of Delaware in substantially the form attached hereto as Exhibit D (the “Certificate of Merger”) in accordance with the relevant provisions of applicable law (the time of acceptance by the Secretary of State of the State of Delaware of such filing, or such later time agreed to by the parties and set forth in the Certificate of Merger, being referred to herein as the “Effective Time”).

2.3           Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise agreed to pursuant to the terms of this Agreement, all the property, rights, privileges, powers and franchises of Company and Sub shall vest in the Surviving Corporation, and all debts, Liabilities and duties of the Company and Sub shall become the debts, Liabilities and duties of the Surviving Corporation.

2.4           Certificate of Incorporation and Bylaws of Surviving Corporation.

(a)           At the Effective Time, the certificate of incorporation of Sub as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation, until duly amended in accordance with applicable law; provided, however, that at the Effective Time, Article I of the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows:  “The name of the corporation is Pump Engineering, Inc.”

(b)           At the Effective Time, the bylaws of Sub as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation, until duly amended in accordance with applicable law.

(c)           At the Effective Time, the separate existence of Company shall cease and the Operating Agreement shall be of no further force or effect.

2.5           Directors and Officers of Surviving Corporation.  At the Effective Time, the directors of Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation after the Effective Time.  The officers of Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation after the Effective Time, each to hold office in accordance with the bylaws of the Surviving Corporation.

2.6           Effect of Merger on Ownership Interests of Company. As of the Effective Time, by virtue of the Merger and without any action on the part of holders of Company Equity Holders:

(a)           Company Common Units. Except for dissenting units as provided in Section 2.9 and subject to Sections 2.10, 2.11 and 2.12, each Company Common Unit issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into the right to receive:

(i)           the Per Common Unit Initial Cash Payment,
(ii)           the Per Common Unit Stock Payment,
(iii)	that portion of the Contingent Cash Consideration, if any, described in Sections 2.10 and 2.11 below for a Company Common Unit, and
(iv)	that portion of the Claims Escrow Funds, if any, described in Section 2.10 below for a Company Common Unit.

(b)           Company Preferred Units.  Except for dissenting units as provided in Section 2.9 and subject to Sections 2.10, 2.11 and 2.12, each Company Preferred Unit issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into the right to receive:

(i)           the Per Preferred Unit Initial Cash Payment,
(ii)           the Per Preferred Unit Stock Payment,
(iii)	that portion of the Contingent Cash Consideration, if any, described in Sections 2.10 and 2.11 below for a Company Preferred Unit, and
(iv)	that portion of the Claims Escrow Funds, if any, described in Section 2.10 below for a Company Preferred Unit.

(c)           Company Options .  There shall be no outstanding unexercised Company Options and each unexercised Company Option outstanding as of the Effective Time shall be canceled and terminated at the Effective Time.

(d)           Escrow Funds.  Parent shall deposit the Claims Escrow Funds portion of the Purchase Price at the Closing in the Claims Escrow Account pursuant to the provisions of Section 2.10(a), to be held and distributed subject to and in accordance with Section 2.10 of this Agreement and the Claims Escrow Agreement.

(e)           Contingent Cash Consideration.  Parent shall deposit the Contingent Cash Consideration portion of the Purchase Price at the Closing in the Contingent Payment Escrow Account pursuant to the provisions of Section 2.10(a), to be held and distributed subject to and in accordance with Section 2.11, the Closing Schedule attached hereto as Exhibit E of this Agreement and the Contingent Payment Escrow Agreement.

2.7           Closing Schedule.  The calculation of the Per Common Unit Initial Cash Payment, the Per Preferred Unit Initial Cash Payment, the Per Common Unit Stock Payment, the Per Preferred Unit Stock Payment, that portion of the Contingent Cash Consideration, if any, described in Sections 2.11 and 2.12 below for a Company Common Unit, that portion of the Contingent Cash Consideration, if any, described in Sections 2.11 and 2.12 below for a Company Preferred Unit, that portion of the Claims Escrow Funds, if any, described in Section 2.12 below for a Company Common Unit, and  that portion of the Claims Escrow Funds, if any, described in Section 2.11 below for a Company Preferred Unit, and other applicable amounts necessary to calculate the foregoing shall be agreed to by the parties prior to the Closing and set forth in a schedule, the form of which is attached hereto as Exhibit E (the “Closing Schedule”).

2.8           Payment Procedures.

(a)           Deposit of Closing Consideration.  On the Closing Date, Parent shall deposit the Initial Cash Consideration with a bank of Company Representative’s choosing (the “Bank”) as set forth on the Closing Schedule.  Company Representative hereby undertakes to distribute as soon as practical after the Closing Date the Per Common Unit Initial Cash Payment multiplied by the applicable number of Company Common Units to each Person who immediately prior to the Closing Date was a Company Common Unit Holder and the Per Preferred Unit Initial Cash Payment multiplied by the applicable number of Company Preferred Units to each Person who immediately prior to the Closing Date was a Company Preferred Unit Holder, in accordance with the terms of this Agreement, including but not limited to the Closing Schedule.  Upon Parent’s deposit of the Initial Cash Consideration with the Bank, neither Parent nor Sub shall have any further responsibility or liability with respect to the Initial Cash Consideration nor the distribution thereof.  Company Representative shall indemnify and hold harmless Parent, Sub and their respective officers, directors, Subsidiaries, Affiliates and Representatives with respect to any claim, demand, loss, liability or expense arising out of or in connection with the Initial Cash Consideration and the distribution thereof following Parent’s deposit of the Initial Cash Consideration in the Bank.

(b)           Stock Certificates.  As soon as practicable, but in no event more than sixty (60) days following the Closing Date, in fulfillment of Parent’s obligation to pay the Stock Consideration herein, Parent shall mail or cause to be mailed to each Person set forth on the Closing Schedule a certificate for the number of shares of Parent Common Stock set forth opposite such Person’s name, calculated in accordance with the terms of this Agreement. Upon the distribution of stock certificates for Parent Common Stock as set forth in this Section 2.7(b) and in accordance with the Closing Schedule, neither Parent nor Sub shall have any further responsibility or liability with respect to the payment of the Stock Consideration nor the distribution thereof.  The stock certificates shall contain only the legends set forth on the attached Exhibit 2.9(b).

(c)           No Interest.  No interest shall be payable by Parent or Sub upon any portion of the Purchase Price.  For avoidance of doubt, this limitation does not affect the rights of the parties with respect to payment of interest on the Claims Escrow Funds as set forth in the Claims Escrow Agreement.

2.9           Dissenting Units.  Notwithstanding anything in this Agreement to the contrary, shares of Company Common Units and Company Preferred Units issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares in accordance with the MLLCA or the DGCL (a “Dissenting Holder”), shall not be converted into a right to receive the consideration as provided in Section 2.6, unless and until the Dissenting Holder fails to perfect or withdraws or otherwise loses its right to appraisal.  If, after the Effective Time, a Dissenting Holder fails to perfect or withdraws or loses its right to appraisal, such holder’s Company Common Units or Company Preferred Units, as the case may be, shall be treated as if they had been converted as of the Effective Time into a right to receive the consideration set forth in Section 2.6, without interest thereon, and shall otherwise be subject to the same adjustments and limitations with respect thereto.  The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Company Common Units or Company Preferred Units, as appropriate, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands.  The Company shall not, except with the prior written consent of Parent, make any payments with respect to, or settle or offer to settle, any such demands.

2.10           Escrows.

(a)           Deposit.  At the Closing Date, Parent shall deposit the Claims Escrow Funds in an escrow account (the “Claims Escrow Account”) with U.S. Bank, National Association, which shall serve as the escrow agent (the “Escrow Agent”) in connection with the Merger.  At the Closing Date, Parent shall also deposit the Contingent Cash Consideration in another escrow account (the “Contingent Payment Escrow Account”) with the Escrow Agent  Following such deposits, Parent and Escrow Agent shall provide to the Company Representative written acknowledgement that the deposits have been made and received, which acknowledgement shall include the federal wire numbers and Escrow Agent’s verification of receipt of such deposit in the form of immediately available funds.  The Claims Escrow Funds shall be shall be subject to forfeiture and distributable in accordance with the terms set forth in the Claims Escrow Agreement.  The Contingent Cash Consideration shall be shall be subject to forfeiture and distributable in accordance with the terms set forth in Section 2.11 and the Contingent Payment Escrow Agreement.

(b)           Company Representative.

(i)           Company Representative.  The Company Unit Holders shall, by virtue of the approval of this Agreement, be deemed, for themselves and their heirs and representatives and successors, to have constituted and appointed, effective from the Effective Time, Roy Radakovich (referred to herein, as the “Company Representative”) as their agents and attorneys-in-fact to enter into the Claims Escrow Agreement, to enter into the Contingent Payment Escrow Agreement, to make distributions of the Initial Cash Consideration in accordance with Section 2.8(a) above, and to take all action required or permitted under the Claims Escrow Agreement, the Contingent Payment Escrow Agreement, and this Agreement with respect to the interests and rights of the Company Equity Holders with respect to the Claims Escrow Agreement, the Contingent Payment Escrow Agreement, or this Agreement, as the case may be.

(ii)           Removal.  The Company Representative may not be removed unless the Company Majority-in-Interest agrees to such removal and to the identity of the replacement Company Representative.

(iii)           Notice.  Except as otherwise provided herein, notices or communications in connection with the Merger that are delivered pursuant to the Notice section set forth below made to or from the Company Representative shall constitute notice to or from the Company Unit Holders.

(iv)           Limitation of Liability.  In taking any action whatsoever hereunder, the Company Representative shall be entitled to rely upon any notice, paper or other document reasonably believed by him or her to be genuine, or upon any evidence reasonably deemed by him or her to be sufficient proof of the matter to be established.  The Company Representative may consult with counsel in connection with his or her duties hereunder, and shall be fully protected against liability for any act taken, suffered or permitted by him or her in good faith or in accordance with the advice of counsel.  Notwithstanding anything herein or elsewhere to the contrary, the Company Representative shall not be liable to any Company Unit Holder for the performance of any act or the failure to act, so long as such Company Representative acted (or failed to act) in good faith within what he or she believed to be the scope of his or her authority and for a purpose that he or she believed to be in the interests of the Company Unit Holders.

(v)           No Compensation, Expenses.  No bond shall be required of any Company Representative, and no Company Representative shall receive compensation for his or her services.  All expenses incurred by a Company Representative in performing the duties assigned by this Agreement shall be borne by each Company Unit Holder based on such Company Unit Holder’s percentage of the Initial Payment such Company Unit Holder received (the “Holder’s Pro-Rata Share”) and paid in accordance with the terms of the Claims Escrow Agreement.  The Company Representative also shall be entitled to make demands upon each of the Company Unit Holder for payment or reimbursement for any such expenses in proportion to the Unit Holder’s Pro-Rata Share of such payment or reimbursement.

(vi)           Information.  The Company Representative shall have reasonable access to information about the Company and Parent and the reasonable assistance of the Company’s or Parent’s officers and employees for purposes of performing his duties and exercising his rights hereunder, provided however, that such Company Representative shall treat confidentially and not disclose any nonpublic information from or about the Company, Parent or Sub to anyone (except on a need to know basis to individuals who agree to treat such information confidentially).

(vii)           Indemnification.  The Company Unit Holders shall severally indemnify the Company Representative, each in proportion to its Holder’s Pro-Rata Share, and hold the Company Representative harmless against any loss, liability or expense arising out of, or in connection with, the acceptance or administration of his or her duties hereunder absent gross negligence or bad faith on his or her part.

2.11           Contingent Cash Payments.  Those portions of the Contingent Cash Consideration set forth on Exhibit B attached hereto shall be released from the Contingent Payment Escrow for the benefit of the Company Unit Holders only upon the achievement of the applicable Milestones set forth on Exhibit B.  The determination of whether any Milestone has been achieved shall be determined by Parent in its reasonable discretion.

2.12           Withholding.  Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Company Unit Holder such amounts (and only such amounts) as Parent is required to deduct and withhold under the Code, or any provision of Tax law, with respect to the making of such payment.  To the extent that amounts are so withheld by Parent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Company Unit Holders in respect of whom such deduction and withholding was made by Parent.

2.13           Deemed Stock Transfer from Parent to Sub.  Parent, Sub and the Company agree that the Stock Consideration payable in connection with the Merger shall be deemed transferred from parent to Sub and immediately thereafter transferred from Sub to the Company or its owners in accordance with the terms of this Agreement.  Parent, Sub and the Company intend that the issuance of the Stock Consideration hereunder comply with all requirements of Sections 1.1032-3(b) and 1.1032-3(c) of the Treasury Regulations so that the payment of the Stock Consideration dose not trigger the recognition of gain by Sub for income tax purposes.

2.13           Further Action.  Parent, Sub and the Company shall take all such reasonable lawful action as may be necessary or appropriate in order to effect the Merger in accordance with this Agreement as promptly as practicable.

ARTICLE III
COMPANY EMPLOYEE MATTERS

           3.1           Employee, Option and Restricted Stock Matters.

(a)           Offers of Employment.  Prior to the Closing Date, Parent, Sub (or other applicable Employing Entity) shall make offers of employment to certain Company Employees by presenting each with applicable Offer Letters.  Each Continuing Employee shall be eligible to receive those employee benefits offered to employees of Parent of like position and responsibilities and, to the extent permissible under each such appropriate Parent benefit plan, including but not limited to ERISA plans, in effect as of the Agreement Date, for those benefits that are based on longevity of service, such as time to be accrued for vacation, such Continuing Employee shall be accorded such benefits as if his or her time employed by Company were served in the employ of the Employing Entity for eligibility and vesting, except with respect to vesting under Parent’s stock option plan, for which vesting shall occur in accordance with the terms of such plan and except for benefit accrual purposes, provided that the grant of such service credit does not create a duplication of benefits for any period of service.  Any Company Employee who either (i) is not offered employment by Parent or another Employing Entity, or (ii) does not execute an Offer Letter, will be terminated by the Company immediately prior to the Closing and such terminated Company Employees shall be eligible for any COBRA insurance coverage through the relevant statutory period. Neither Parent, Sub, nor any Affiliate or Subsidiary thereof shall be required to pay any Company Employee, whether or not hired by an Employing Entity, any severance amounts, bonuses or other special payment amounts due or to become due to any such Company Employee as a result of the Merger or imminence of the Merger, pursuant to any Contract set for in section 4.5(c) of the Disclosure Schedule, or otherwise (collectively, “Severance Amounts”.  All Severance Amounts shall be paid by the Company Equity Holders prior to the Closing. As an accounting convenience only for the Company and if agreed to by Parent on the Closing Schedule, payments for the Company Severance Amounts may be made through the Company’s accounts and such amounts shall be deducted from the Initial Cash Consideration.  The appropriate Employing Entity shall accept the accruals for Continuing Employee’s accrued vacation liability and paid time off liability in an amount not to exceed $125,000 (collectively, “PTO Amounts”.)

(b)           Incentive Compensation.  In an effort to motivate and retain the services certain Company Employees who become Continuing Employees, the Employing Entities will provide for certain bonus potentials for such Continuing Employees and certain other former employees of the Company who become consultants of Parent in the aggregate amount of not less than $350,000 nor more than $500,000 (the “Bonuses”).  The Offer Letter or consulting agreement for each such Continuing Employee or consultant, as the case may be, who is eligible to receive a Bonus will set forth the amount of such Bonus and the criteria necessary for such Continuing Employee or consultant to receive such Bonus.  In addition to other criteria that may be set forth in an Offer Letter, no Bonus will be paid to a Continuing  Employee if such Key Employee is not, for any reason, an employee of an Employing Entity on a date designated in such Offer letter, not to exceed the date that is eighteen (18) months after the Closing Date.  In addition, certain Continuing Employees will receive incentive stock options of Parent, subject to the terms and conditions of the Parent 2008 Equity Incentive Plan.

(c)           Employee Plans. The Company shall take all actions necessary and appropriate to terminate the Company Employee Plans referred to in Exhibit 3.1(c) of this Agreement prior to the Closing, provided that no such action shall be irrevocable until the day immediately prior to the Closing Date, including, without limitation, sending appropriate notices to any Person (including the Company’s employees) and the taking of all actions by the managers or other appropriate governing body of the Company to effectuate the termination of any such Company Employee Plans, unless Parent provides written notice to the Company that any such plan shall not be so terminated; provided that the Company shall provide Parent for its review and comment advance copies of actions by the managers or other appropriate governing body of the Company and communications with any Person (including the Company’s employees) relating to any such termination. Should the Parent request the Company to terminate a Company Employee Plan which is intended to be qualified within the meaning of Section 401(a) of the Code immediately prior to the Closing Date, pursuant to the provision in this Section 3.1(c), Parent shall use reasonable commercial efforts (or cause the appropriate Employing Entity to use reasonable commercial efforts) to take such actions that may cause a retirement plan maintained by it or one of its ERISA Affiliates that is qualified under Section 401(a) of the Code to accept direct and indirect rollover distributions of the Continuing Employees’ balances under the Company’s Employee Plan, including promissory notes evidencing outstanding plan loans (if any).

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As an inducement to Parent and Sub to enter into this Agreement, the Company hereby represents and warrants to Parent and Sub that, except as set forth in the Disclosure Schedule, which has been delivered to the Parent and Sub by the Company concurrently with the execution hereof (the “Disclosure Schedule”) (the sections of which are numbered to correspond to the applicable sections of this Agreement and, together with all matters under such heading, will be deemed to apply only to that section or such other sections of this Agreement to the extent that the relevance of such disclosure to such other sections of this Agreement would be reasonably apparent to a reader of such disclosure), each of the representations and warranties contained in the following sections of this Article IV is true and correct as of the date hereof.  For all purposes of this Agreement, the statements contained in the Disclosure Schedule shall also be deemed to be representations and warranties made and given by the Company under this Article IV.  All representations and warranties made by the Company herein are deemed to include the Company and any Subsidiaries of the Company and all predecessor entities of the Company, except where the context expressly indicates otherwise.

4.1           Organization of the Company; No Subsidiaries.  The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Michigan with full corporate power and corporate authority to conduct its business as it is presently being conducted, to own, lease and operate its properties and to perform all its obligations under the contracts to which it is a party.  The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where its properties are owned or leased or Company has employees or the nature of its activities make such qualification necessary.  Copies of the Company’s articles of organization and Operating Agreement heretofore delivered to Parent are accurate and complete as of the date hereof.  Except as set forth in Disclosure Schedule 4.1, the Company does not have any direct or indirect Subsidiaries.  For purposes of clarification, “duly qualified to do business as a foreign corporation” shall have the meaning ascribed to such term in each applicable jurisdiction, but shall not necessarily mean that the mere sales of product require such “qualification to do business as a foreign corporation”.

4.2           Capital Structure.

(a)           Equity.  The entire equity in and all ownership rights of (of any nature whatsoever, including all units, rights to profits, rights to capital accounts) is solely composed of 1783.82 outstanding Company Common Units,  and 241.00 outstanding Company Preferred Units (“Company Ownership Rights”).  All of the Company Ownership Rights have been validly issued, fully paid, non-assessable and are free of preemptive rights, rights of first refusal or other similar rights.  Section 4.2(a) of the Disclosure Schedule includes a list of all holders of Company Ownership Rights and the number of units, interests in profits, interests in capital accounts, shares, options and warrants held by each holder as of the date of this Agreement.  Except as set forth in Disclosure Schedule 4.2(a), the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Company Common Units, Company Preferred Units or any other equity securities or ownership or profits interests of the Company or any securities representing the right to purchase, convert into or otherwise receive any Company Common Units and Company Preferred Units or other equity securities or ownership or profits interests of the Company, or requiring the Company to repurchase, redeem or otherwise acquire any Company Common Units or Company Preferred Units.  Other than as set forth in this subsection (a), there are no other rights or claims for any ownership, profits or other interests in the equity of Company.

(b)           Accredited Investors.  As of the Agreement Date, Company has no reason to believe that any of the Company Equity Holders are not “accredited investors” as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act.  As of the Closing, Company's reasons for such belief shall be based upon the Investor Representation Letters required by Section 7.1(h) hereof.

(c)           Debt.  There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the Company Unit Holders may vote.

(d)           Formation.  The transactions associated with and contemplated by that certain Contribution Agreement entered into by and among Pump Engineering, Inc., Robert A. Oklejas, Roy Radakovich, Plymouth Management Company on behalf of Various Investors, and Pump Engineering LLC as of December 31, 2008 (the “Formation Transactions”) were conducted in compliance with all Regulations and not in contravention of any applicable articles of incorporation, certificate of incorporation, bylaws, articles of organization, operating agreement or other charter document of any party to such Formation Transactions (each a “Formation Party”) nor any other agreement pursuant to which any Formation Party was a party.

4.3           Authority.  The Company has all requisite corporate power and authority, and, subject to Company Unit Holder approval and receipt of third party Consents set forth in section 4.9 of the Disclosure Schedule, has taken all action necessary to execute, deliver and perform this Agreement and the Ancillary Agreements to which it is a party, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder.  The execution and delivery of this Agreement and the Ancillary Agreements by the Company, and the consummation by the Company of the transactions contemplated hereby and thereby have been duly approved by the Company’s managers.  No other proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements by the Company and the consummation by the Company of the transactions contemplated hereby and thereby other than the approval of the Company Unit Holders as set forth in Section 4.27.  This Agreement has been duly executed and delivered by the Company and, upon execution and delivery of the Ancillary Agreements to which the Company is a party, and assuming the due execution and delivery by Parent and Sub, this Agreement and the Ancillary Agreements will constitute, legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws affecting enforcement of creditor’s rights generally and except insofar as the availability of equitable remedies may be limited by applicable law.

4.4           Absence of Certain Changes or Events.  Other than transactions in connection with the Merger and as set forth in Section 4.4 of the Disclosure Schedule, since June 30, 2009, there has not been any:

(a)           sale, license, assignment or transfer of any of the assets (tangible or intangible) of the Company, singly or in the aggregate, other than sales, licenses, assignments or transfers of products and services in the Ordinary Course of Business;

(b)           waiver of any rights of material value to the Company;

(c)           capital expenditure or expenditure with a useful life or utility greater than one year in excess of $20,000, individually or in the aggregate;

(d)           execution of any Lease or the incurring of any obligations by the Company to make any such capital expenditure or execute any Lease;

(e)           failure to pay any obligation except those contested in good faith and for which proper reserves have been made;

(f)           failure to operate the Company’s business in the Ordinary Course or failure to use reasonable efforts to preserve the assets of the Company and to preserve the goodwill of employees, suppliers, customers and others having business relations with the Company;

(g)           change in accounting methods or practices by the Company;

(h)           declaration, setting aside or payment of dividends or distributions in respect of any equity of the Company or any redemption, purchase or other acquisition of any Company Ownership Rights

(i)           issuance or reservation for issuance by the Company of any equity securities, obligations, ownership or profits interests or securities or rights convertible into or exchangeable or exercisable for equity securities, obligations, ownership or profits interests of the Company, except as set forth in section 4.4(i) of the Disclosure Schedule;

(j)           revaluation of any of the assets, including without limitation, writing off notes or accounts receivable, other than those for which reserves were established in the balance sheet of the Financial Statements dated June 30, 2009;

(k)           amendment of the Company’s articles of association, bylaws or Operating Agreement, other than as required pursuant to the terms of this Agreement;

(l)           damage to or destruction or loss of the Company’s assets (whether or not covered by insurance);

(m)           creation of a new Encumbrance, other than a Permitted Encumbrance, against any of the material assets of the Company, singly or in the aggregate, except as set forth in section 4.4(i) of the Disclosure Schedule;

(n)           disposition or lapsing of any of the Intellectual Property owned by the Company, in whole or in part;

(o)           Liability incurred by the Company except in the Ordinary Course of Business;

(p)           any change in any assumptions underlying or methods of calculating any bad debt, contingency or other reserves;

(q)           payment, discharge or satisfaction of any Liabilities of the Company other than (i) the payment, discharge or satisfaction of Liabilities involving less than $50,000 in the Ordinary Course of Business and consistent with past practice or (ii) Liabilities due in the Ordinary Course of Business which, as of the Effective Time, would be more than thirty (30) days past due, other than as stated in section 4.4(q) of the Disclosure Schedule;

(r)           resignation or termination of any officer or employee any increase in compensation or benefits payable to or to become payable to any employees, officers or directors of the Company (other than accrued commissions and incentives), including but not limited to any provisions that require the payment of amounts in excess of regular, accrued base salary in connection with a change of control of the Company, any amendment to any Employee Plans, except as required by applicable law, or any establishment of any new Employee Plans, except as set forth in section 4.4(r) of the Disclosure Schedule;

(s)           any payment, loan or advance of any amount to or in respect of, or the sale, transfer or lease of any properties or assets to, or entering into of any Contract with, any director, executive officer or employee, except compensation to employees and consultants in the Ordinary Course of Business and advances for travel and other expenses, which are incurred in the Ordinary Course of Business, that are not material in amount, except as set forth in section 4.4 (s) of the Disclosure Schedule;

(t)           acquisition of any interest in any other business entity by the Company;

(u)           new election or change to any election with respect to Taxes, adoption or change to any material accounting method with respect to Taxes, new Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement entered into by the Company, settlement or compromise of any claim, notice, audit report or assessment with respect to Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment with respect to Taxes;

(v)           any material adverse change in its relations with any of its dealers, distributors, customers, suppliers, employees, agents or consultants;

(w)           any work stoppage, strike or other material labor disturbances;

(x)           failure to replenish inventories and supplies in a normal and customary manner consistent with prior practice;

(y)           other event or condition of any character which in any one case or in the aggregate has had or, to the Company’s Knowledge, would reasonably be expected to have a Company Material Adverse Effect; or

(z)           agreement by the Company to do any of the foregoing.

4.5           Contracts. Section 4.5 of the Disclosure Schedule lists all of the contracts and agreements, written and oral, to which the Company is a party or is bound as of the date of this Agreement (collectively, “Contracts”), including the titles and parties thereto, including as follows:

(a)           confidentiality and non-disclosure agreements (whether the Company is the beneficiary or the obligated party thereunder) except those entered into in the Ordinary Course of Business with potential customers or customers, development agreements, joint development agreements, consortium agreements or similar arrangements relating to Intellectual Property;

(b)           (i) license agreements, (ii) royalty Contracts, and (iii) any agreement pursuant to which the Company licenses in or licenses out Intellectual Property Rights, each regardless of whether the Company is the licensor or licensee thereunder (except for standard form non-exclusive software licenses granted to end-user customers in the Ordinary Course of Business or “shrink-wrap” or other generally available commercial binary code end-user or enterprise licenses) (collectively, “Intellectual Property Licenses”);

(c)           employment contracts, consulting contracts and severance agreements, including Contracts (A) to employ or terminate executive officers of the Company or other personnel and other contracts with present or former officers or directors of the Company or (B) that will result in the payment by, or the creation of any Liability to pay on behalf of the Company or Parent any severance, termination, “golden parachute,” or other similar payments to any present or former personnel of the Company following termination of employment or otherwise as a result of the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements;

(d)           indemnification agreements providing for the indemnification by the Company of any director, officer or employee of the Company;

(e)           promissory notes, loans, agreements, indentures, evidences of indebtedness, guarantees, currency or interest rate agreements or other instruments relating to an obligation to pay money, whether the Company shall be the borrower, lender or guarantor thereunder in excess of $20,000 in the aggregate;

(f)           letters of credit;

(g)           contracts containing covenants limiting the freedom of the Company or any officer or employee, to engage in any line of business or compete with any Person that relates directly or indirectly to the Company’s business;

(h)           contracts with the U.S. federal, state or local government or any agency or department thereof and any non U.S. governmental department or agency;

(i)           Leases with a value in excess of $20,000;

(j)           contracts between the Company and any Company Equity Holder or other Affiliates;

(k)           contracts involving the purchase of Real Property;

(l)           contracts, not otherwise set forth above, involving future expenditures or liabilities, actual or potential, or future revenues in excess of $20,000 after the date hereof (set forth in section 4.5 of the Disclosure Schedule as “supplier contracts”, “customer product contracts”, “customer service contracts”, “distributor contracts”, “manufacturer representative contracts”, “manufacturing contracts”, “OEM contracts” or other descriptive designations);

(m)           any material distribution agreements not otherwise set forth in subsection (l) above;

(n)           contracts not made in the Ordinary Course of Business and which are material to the Company’s business; and

(o)           any other contract material to the operation of the Company’s business.

True, correct and complete copies of all of the Contracts that are written, or written summaries of oral Contracts, including all amendments and supplements thereto, have been delivered to Parent.  The Company is not a party to any other material agreement or contract.  Each Contract is in full force and effect, paid currently, and has not been impaired by any acts or omissions of the Company.  No Contract requires the Consent of any contracting party to the transactions contemplated by this Agreement and the Ancillary Agreements.  Each of the Contracts is valid, binding and enforceable against the Company in accordance with its terms except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws affecting enforcement of creditor’s rights generally and except insofar as the availability of equitable remedies may be limited by applicable law.  The Company has fulfilled, or taken all action necessary to enable it to fulfill when due, its obligations under each of the Contracts.  To the Knowledge of Company, all parties to the Contracts have complied with the provisions thereof; no party is in Default thereunder; and no notice of any claim of Default has been given to or by the Company.  The Company has no reason to believe that the products and services called for by any unfinished Contract where the Company is the supplier or service provider cannot be supplied in accordance with the terms of such Contract, including but not limited to delivery of items to specified standards and in accordance with contracted time specifications.

4.6           Facilities.

(a)           Real Property.  The Company does not own any Real Property, except as set forth in section 4.5(k) of the Disclosure Schedules.

(b)           Actions.  There are no pending or threatened condemnation proceedings or other Actions relating to any Facility.

(c)           Leases or Other Agreements.  There are no Leases granting to any Person the right to purchase, use or occupy any Facility, or any Real Property in connection with the Company’s business or any portion thereof or interest in any such Facility or Real Property.

(d)           Facility and Real Property.  With respect to each Leased Real Property and each Owned Real Property listed in section 4.5 of the Disclosure Schedule, the Company has unencumbered interests therein, except as identified on Disclosure Schedule 4.5. The Company enjoys peaceful and undisturbed possession of all Leased Real Property and all Owned Real Property.  Company has not suffered any taking or seizure of all or any part of any Owned Real Property or Leased Real Property by condemnation or eminent domain.

4.7           Permits.  Section 4.7 of the Disclosure Schedule sets forth a complete list of all Permits used in the operation of the Company’s business or otherwise held by the Company, all of which are as of the date hereof, and all of which will be as of (and immediately following) the Effective Time, in full force and effect.  The Company has, and at all times has had, all Permits required under any Regulation for the operation of the Company’s business, and owns or possesses such Permits free and clear of all Encumbrances, except those the absence of which individually or in the aggregate would not be expected to have a Company Material Adverse Effect.  The Company is not in Default, nor has it received any notice of any claim of Default, with respect to any such Permit.  All such Permits are renewable by their terms or in the Ordinary Course of Business without the need to comply with any special qualification procedures or to pay any amounts other than routine filing fees and will not be materially adversely affected by the completion of the transactions contemplated by this Agreement and the Ancillary Agreements.  No present or former stockholder, director, officer or employee of the Company or any Affiliate thereof, or any other Person, owns or has any proprietary, financial or other interest (direct or indirect) in any Permit which the Company owns, possesses or uses.

4.8           No Conflict or Violation.  The execution and delivery of this Agreement and the Ancillary Agreements by the Company does not, and the performance of this Agreement and the Ancillary Agreements by the Company will not; (a) violate any provision of the Company’s articles of organization, Operating Agreement or bylaws; (b) assuming all Consents set forth in Section 4.9 of the Disclosure Schedule have been obtained, violate, conflict with, or result in or constitute a Default under, or result in a right of termination or acceleration under, any of the terms, conditions or provisions of any Contract or Permit; (c) assuming all Consents set forth in Section 4.9 of the Disclosure Schedule have been obtained, violate, conflict with, contravene or give any Person the right to exercise any remedy or obtain any relief under any Regulation or Court Order; or (d) impose any Encumbrance on the Company’s assets or the Company’s business except for a Permitted Encumbrance.

4.9           Consents and Approvals.  No Consent is required to be made or obtained by the Company in connection with the execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby, except (a) as set forth in Section 4.24 or as set forth in Section 4.9 of the Disclosure Schedule, (b) applicable requirements under federal or state securities or “blue sky” laws, and (c) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.

4.10           Financial Statements.

(a)           Company has delivered to Parent for each of the three years ending December 31, 2006, December 31, 2007 and December 31, 2008 true and correct copies of (X) a reviewed consolidated: (i) balance sheet as of the end of each such fiscal year, (ii)  statement of income and (iii)  statement of cash flows of the Company and its subsidiaries for each such year, setting forth in each case in comparative form the figures from the Company’s previous fiscal year, and (Y) the Company’s unaudited balance sheet as of September 30, 2009 (the “Balance Sheet Date”), and the related unaudited statements of income and cash flows for the nine (9) months then ended (a copy of which is attached hereto as Exhibit F and known herein as the “September 30, 2009 Financials”, together with the financial statements described in subsections (X), known as the “Financial Statements”).  The Financial Statements (A) are true, accurate and complete in all material respects; (B) are consistent in all material respects with the Company’s books and records; and (C) present fairly and accurately the financial position of the Company and the Company’s business in all material respects as of the respective dates thereof.

(b)           Section 4.10(b) of the Disclosure Schedule sets forth a true, correct and complete itemization of the accounts receivable (including aging) of the Company as of the Balance Sheet Date and as reflected in the aggregate on the Company’s Balance Sheet of the September 30, 2009 Financials (the “Accounts Receivable”).  The Accounts Receivable arose in the Ordinary Course and represent bona fide claims against debtors for sales, services performed or other charges arising on or before the Balance Sheet Date, and all of the goods delivered and services performed which gave rise to the Accounts Receivable were delivered or performed in accordance with applicable orders, Contracts or customer requirements.  Except as set forth in Disclosure Schedule 4.10(b), all Accounts Receivable are fully collectible in the Ordinary Course of Business within three (3) months of the Balance Sheet Date except to the extent of an amount not in excess of the reserve for doubtful accounts reflected on the balance sheet as of the Balance Sheet Date.

(c)           Section 4.10(c) of the Disclosure Schedule sets forth a true, correct and complete itemization of the accounts payable (including aging) of the Company as of the Balance Sheet Date and as reflected in the aggregate on the September 30, 2009 Financials (the “Accounts Payable”).  The Accounts Payable arose in the Ordinary Course and represent bona fide claims from creditors for purchases by, services performed for the Company other charges arising on or before Balance Sheet Date, and all of the goods delivered and services received which gave rise to the Accounts Payable were delivered or performed in accordance with applicable orders, Contracts or Company requirements and are complete and fully recorded with no amounts owed for trade debt unrecorded as of Balance Sheet Date.  No Accounts Payable are delinquent or subject to dispute.

(d)           Section 4.10(d) of the Disclosure Schedule sets forth a true, correct and complete list of those liens for perfected security interests outstanding as of the date of this Agreement.  The Company has good and marketable title to all of its properties and assets, real and personal, reflected in the Company’s balance sheet of the September 30, 2009 Financials or acquired after the Balance Sheet Date (except properties, interests in properties and assets sold or otherwise disposed of since the Balance Sheet Date in the Ordinary Course of Business), or with respect to leased properties or assets, valid leasehold interests in, free and clear of all Encumbrances of any kind or character, except for Permitted Encumbrances.  The Facilities, property and equipment of the Company that are used in the operation of its business are in overall good operating condition and repair, subject to normal wear and tear.  All material properties used in the operation of the Company’s business are reflected in the Company’s balance sheet of the September 30, 2009 Financials.  The assets of the Company constitute all of the assets, rights and properties, tangible and intangible, real or personal, that are required for the operation of its business as currently conducted.

(e)           Section 4.10(e) of the Disclosure Schedule sets forth an accurate list of all real and personal property included in “property and equipment” on the Company’s balance sheet of the September 30, 2009 Financials and all other tangible assets of the Company (i) owned by the Company of September 30, 2009, or (ii) acquired since the date of September 30, 2009, including in each case true, complete and correct copies of leases for significant equipment and for all Real Property leased by Company and descriptions of all Real Property on which buildings, warehouses, workshops, garages, yards and other structures or facilities used in the operation of the business of Company or in which such businesses are situated.  Except as identified in Section 4.10(e) of the Disclosure Schedule, all of the tangible assets of Company including vehicles and other significant machinery and equipment are in good working order and condition, ordinary wear and tear excepted and have been properly serviced and maintained in accordance with manufacturers' specifications.  Except as described in Section 4.10(e) of the Disclosure Schedule, all fixed assets used by Company in its business are either owned by the Company or leased under agreements identified in Section 4.5(i) of the Disclosure Schedule.

(f)           Section 4.10 (f) of the Disclosure Schedule lists all amounts payable by the Company within the sixty (60) day period following the date of this Agreement based on obligations of the Company as of the date hereof (the “60 Day Payable List”).

4.11           Books and Records.  The Company has made and kept (and delivered to Parent) its true, correct and complete books and records and accounts, which, in reasonable detail and in all material respects, accurately and fairly reflect the activities of the Company.  The minute books of the Company previously delivered to Parent accurately and adequately reflect all action previously taken by the stockholders, Company Equity Holders, board of directors, managing members and committees of the board of directors and managing members of the Company.  The copies of the stock and other equity and capital account records of the Company previously delivered to Parent in connection with Parent’s due diligence are true, correct and complete, and accurately reflect all transactions effected in the Company’s equity through and including the date hereof.  The Company has not engaged in any transaction, maintained any bank account or used any Company funds except for transactions, bank accounts and funds that have been and are reflected in the Company’s books and records.

4.12           Litigation.  There is no Action pending, threatened or anticipated, (a) against or with respect to (i) the Company, its business or assets (including but not limited to with respect to Environmental Laws), (ii) any officers, managing members or directors of the Company, in such capacity or (iii) any stockholder or Company Equity Holder of the Company in such stockholder’s or Company Equity Holder’s capacity as a stockholder or Company Equity Holder, as the case may be, of the Company; (b) seeking to delay, limit or enjoin the transactions contemplated by this Agreement or the Ancillary Agreements; (c) that involves criminal liability to the Company or its officers, managing members or directors in their capacity as such or its stockholders or Company Equity Holders in their capacity as such; or (d) in which the Company is a plaintiff, including any derivative suits brought by or on behalf of the Company. The Company is not in Default with respect to or subject to any Court Order, and there are no unsatisfied judgments against the Company, its business or assets.  To the Knowledge of Company, there is not a reasonable likelihood of an adverse determination of any pending Action.  There are no Court Orders or agreements with, or liens by, any Governmental Body relating to any Environmental Law that regulate, obligate, bind or in any way affect the Company, its business or assets.

4.13           Labor Matters.  The Company is not a party to any labor agreement with respect to its employees, with any labor organization, union, group or association, and there are no employee unions (nor any other similar labor or employee organizations) under local statutes, custom or practice that pertain to employees of the Company.  The Company has not experienced any attempt by organized labor or its representatives to make it conform to demands of organized labor relating to its employees or to enter into a binding agreement with organized labor that would cover the employees of the Company.  There is no labor strike or labor disturbance pending or, threatened against the Company, nor is any formalized grievance currently being asserted, and the Company has not experienced a work stoppage or other labor difficulty and is not and has not engaged in any unfair labor practice within the meaning of the National Labor Relations Act.  The Company is in compliance with all applicable Regulations relating to the employment of labor, including but not limited to wages, hours and collective bargaining.  Without limiting the foregoing, the Company is in compliance with the Immigration Reform and Control Act of 1986 and a current Form I-9, as required by such act, is maintained in the personnel file of each employee.  Section 4.13 of the Disclosure Schedule sets forth the name of each employee of the Company who has been issued a United States immigration visa or is in the process of obtaining a United States immigration visa and the type of visa issued or the status of the visa application.  The Company is not delinquent in payments to any of its employees for any wages (including but not limited to wages for overtime), salaries, commissions, bonuses or other direct compensation for any services performed for it or amounts required to be reimbursed to such employees.  The Company has withheld all amounts required by law or by agreement to be withheld from the wages (including but not limited to wages for overtime), salaries and other payments to employees, and the Company is not liable for any arrears of wages (including but not limited to wages for overtime) or any taxes or any penalty for failure to comply with any of the foregoing.  The Company is not liable for any payment to any trust or other fund or to any Governmental Body with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course.)  There are no pending claims against the Company under any workers’ compensation plan or policy or for long term disability.  There are no controversies pending or threatened between the Company and any of its current or former employees which have, or to the Company’s Knowledge, could reasonably be expected to result in an action, suit, proceeding, claim, arbitration or investigation before a governmental authority.  The Company has not received any notice of a sex, age, race, disability, gender or religious discrimination claim or claim for unpaid wages (including but not limited to wages for overtime) brought or threatened to be brought against the Company.  The Company has delivered to Parent schedules which set forth the names and current annual salary rates or current hourly wages of all employees and the total compensation, including salary, bonuses and perquisites, paid to each employee during the 2008 and 2009 calendar years.  To the Knowledge of Company, no employee of the Company is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality, non-competition or proprietary rights agreement, between such employee and any other Person that in any way adversely affects his or her duties as an employee of the Company. The Company has no outstanding or unpaid severance obligations to any former employee.

4.14           Product Liability.  Except as set forth in Section 4.14 of the Disclosure Schedule. There is no Action now pending or threatened (i) alleging any defect in any product or service manufactured, remanufactured, shipped, sold or delivered by Company (ii) alleging, with respect thereto, any failure of Company to warn or any breach by Company of any express or implied warranties or representations, or (iii) alleging any other product liability theory whatsoever.

4.15           Warranties.  Company has not made any oral or written warranties on the products manufactured, remanufactured, sold or distributed, or services rendered, by either of them whether express or implied other than as set forth in Section 4.15 of the Disclosure Schedule and any implied warranties that may be imposed by operation of applicable law.  Except as disclosed in Section 4.15 of the Disclosure Schedule there are no pending or threatened any claims under or pursuant to any warrant, whether expressed or implied, on products or services manufactured, remanufactured, sold or distributed by Company.

4.16           Inventories.  All supplies, raw materials, work-in-process, finished goods and other inventories of the Company (“Inventory”) were acquired in the Ordinary Course of business consistent with past practice.  All such items of Inventory are of a quality and quantity useable and saleable (free of any material defect or deficiency) in the Ordinary Course of business, consistent with past practice, except for slow-moving, damaged or obsolete items and materials of below standard quality, all of which have been written down to net realizable value or in respect of which adequate reserves have been provided, in each case as fully reflected in the Company’s balance sheet of the September 30, 2009 Financials.  None of Company’s Inventory is obsolete or surplus.  Company is not in the possession of any Inventory that it does not own (nor is it holding any goods for sale on consignment).  All items of Inventory have been valued at the lower of cost or net realizable value on a first in, first out basis as fully reflected in the Company’s balance sheet of the September 30, 2009 Financials; and Inventories on hand have been purchased at a cost not exceeding market prices prevailing at the time of purchase.

4.17           Liabilities.  The Company has no Liabilities due or to become due except (a) Liabilities arising in the Ordinary Course of Business under Contracts and Permits and (b) Liabilities (including without limitation trade and non-trade payables) set forth in the balance sheet of the September 30, 2009 Financial Statements.  There are no Liabilities for which early payment or pre-payment thereof would lead to any penalty of any kind, including but not limited to additional payments.

4.18           Compliance with Law.  The Company and the conduct of its business have not violated in any material respect and are in compliance with all Regulations and Court Orders relating to the business of the Company.  The Company has not received any notice to the effect that, or otherwise been advised that, the Company is not in compliance with any such Regulations or Court Orders, and the Company does not have any reasonable basis to anticipate that any existing circumstances are likely to result in violations of any of the foregoing.  Without limiting the generality of the foregoing, the Company is not operating in violation of the U.S. Foreign Corrupt Practices Act, as amended, or any rules or regulations thereunder, including by offering or conveying, directly or indirectly (such as through a Company Agent), anything of value to obtain or retain business or to obtain any improper advantage, including any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment to a foreign government official, candidate for office, or political party or official of a political party, although nothing set forth in the foregoing clause shall be deemed to require the Company to conduct an investigation of any  international agent, foreign government official, candidate for office, or political party or official of a political party.  The Company has no Knowledge that any of its Company Agents are in violation of the U.S. Foreign Corrupt Practices Act, as amended, or any rules or regulations thereunder, and has no reason to believe that any Company Agent is in violation of the U.S. Foreign Corrupt Practices Act, as amended, or any rules or regulations thereunder, with respect to such Company Agents’ activities under or pursuant to such Company Agents’ agreements with the Company.

4.19           No Brokers.  Except as identified on Disclosure Schedule 4.19, neither the Company nor any of its Representatives has entered into or will enter into any contract, agreement, arrangement or understanding with any broker, finder or similar agent or any Person which will result in the obligation of Parent, Sub or the Company or any of their respective Affiliates to pay any finder’s fee, brokerage fees or commission or similar payment in connection with the transactions contemplated hereby.

4.20           Intellectual Property.

(a)           As used in this Agreement, the following terms shall have the meanings indicated below:
(i)           “Trademarks” means trademarks and service marks, whether registered or unregistered, trade names, designs, together with all goodwill related to the foregoing.
(ii)           “Patents” means patents and patent applications, including any continuations, continuations-in-part, divisionals, reissues, renewals and applications for any of the foregoing.
(iii)           “Copyrights” means copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto, all mask works, mask work registrations and applications therefor.

(b)           Generally.  Section 4.20(b) of the Disclosure Schedule sets forth a complete and accurate list of all of Company’s U.S. and foreign: (i) Trademarks, applications to register Trademarks or other registrations or applications related to Trademarks; (ii) Company Owned Patents; and (iii) registered Copyrights owned by the Company, in whole or in part, including jointly with others.  Section 4.20(b) of the Disclosure Schedule shall specify if such Intellectual Property is owned jointly and the associated registration or application numbers, applicable jurisdiction and the date issued or filed for each item included therein.

(c)           Trademarks.

(i)           (A) All Trademarks of the Company for which an application for trademark registration has been filed are currently in compliance with all legal requirements (including the timely post-registration filing of affidavits of use and incontestability and renewal applications) other than any requirement that, if not satisfied, would not result in a cancellation of any such registration or otherwise affect the use, priority or enforceability of the Trademark in question,  (B) no published or registered Trademark of the Company has been or is now involved in any opposition or cancellation proceeding in the United States Patent and Trademark Office and to the Knowledge of Company no such action has been threatened in writing since the Company’s incorporation, and (C) there has been no prior use of any Trademark of the Company by any third party that confers upon said third party superior rights in any such Trademark.

(ii)           (A) The Company is the owner of all right, title and interest in and to all of the Trademarks, in each case free and clear of any and all Encumbrances, covenants, conditions and restrictions or other adverse claims or interests of any kind or nature, (B) the Company has not received any written notice or claim or, any oral notice or claim challenging the Company’s complete and exclusive ownership of the Trademarks or, suggesting that any other Person has any claim of legal or beneficial ownership with respect thereto, (C) there is no agreement, decree, arbitral award or other provision or contingency which obligates the Company to grant licenses in future Trademarks, and (D) no third party has infringed or is infringing in any respect any of the Company’s Trademarks.

(d)           Patents.  The Company is the sole and exclusive owner of the entire right, title and interest in and to the Company Owned Patents, free and clear of all liens, security interests or encumbrances.  The Company Owned Patents are in good standing, and Company has paid the necessary maintenance fees to keep the Company Owned Patents (other than those for which Patents from Company filed patent applications have not yet issued) in good standing until their respective expiration dates as set forth in the Disclosure Schedule.  Except for any licenses granted in customer agreements executed in the Ordinary Course of Business and set forth in Section 4.5 of the Disclosure Schedule, the Company has not granted any licenses that are in effect as of the date hereof under, or any other rights with respect to, any Company Owned Patent to any third parties.  In researching and developing the Company Owned Patents, the Company has complied with all applicable laws and regulations of the United States or any other jurisdiction, and has not in the course thereof breached any agreement to which Company is or was a party, or infringed the copyright or misappropriated the trade secrets of any third party.  There are no judicial or administrative actions, claims, suits, proceedings or investigations, pending or threatened, in respect of the Company Owned Patents.  There are no judgments, orders, decrees, citations, fines or penalties heretofore assessed against the Company affecting the Company Owned Patents.  Except as set forth in Section 4.20(b) of the Disclosure Schedules, the Company has not received any written notice or claim or, any oral notice or claim challenging or questioning the validity or enforceability of any of the Company Owned Patents or indicating an intention on the part of any Person to bring a claim that any Company Owned Patent is invalid, is unenforceable, has been misappropriated or has been misused.

(e)           Copyrights.

(i)           The Company is the owner of all right, title and interest in and to each of the Copyrights used by the Company other than those as to which the rights being exercised by the Company have been licensed from another Person (collectively, “Company Owned Copyrights”), free and clear of any and all Encumbrances, covenants, conditions and restrictions or other adverse claims or interests of any kind or nature, and the Company has not received any written notice or claim or, any oral notice or claim challenging the Company’s complete and exclusive ownership of the Copyrights or suggesting that any other Person has any claim of legal or beneficial ownership with respect thereto.

(ii)           The Company has not received any written notice or claim or, any oral notice or claim challenging or questioning the validity or enforceability of any of the Company Owned Copyrights or indicating an intention on the part of any Person to bring a claim that any Company Owned Copyright is invalid, is unenforceable, has been misappropriated or has been misused.

(iii)           (A)  The Company has not taken any action or failed to take any action (including a failure to disclose required information to the United States Copyright Office in connection with any application for a copyright registration therewith), or used or enforced (or failed to use or enforce) any of the Company Owned Copyrights, in a manner that would result in the unenforceability of any of the Company Owned Copyrights, and (B) to the Knowledge of Company, no other Person has infringed or is infringing in any respect any of the Company Owned Copyrights.

(iv)           The Company has not granted to any Person any right, license or permission to exercise any rights under any of the Company Owned Copyrights other than non-exclusive licenses granted to customers.

                      (f)           Trade Secrets

(i)           The Company has taken reasonable steps in accordance, with standard industry practice to protect its rights in confidential information and proprietary information, including any formula, pattern, compilation, program, device, method, technique, or process, that: (A) derives independent economic value, actual or potential, from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use; and (B) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy (collectively, “Trade Secrets”).

(ii)           Except as set forth in Section 4.20(f)(ii) of the Disclosure Schedule and without limiting the generality of Section 4.20(f)(i), the Company enforces a policy of requiring each relevant employee, consultant and contractor to execute proprietary information, confidentiality and assignment agreements substantially in the form of the Company’s standard forms that assign to the Company all rights to any Intellectual Property relating to the Company’s business that are developed by the employees, consultants or contractors, as applicable, and that otherwise appropriately protect the Intellectual Property of the Company, and, except under confidentiality obligations and in connection with the release or distribution of products, there has been, to the Knowledge of Company, neither disclosure by the Company of its confidential information or Trade Secrets nor have any actions been taken by the Company which would affect the Company’s ability to obtain U.S. or foreign protection for the Company’s inventions as Trade Secrets.  No employee of the Company nor any consultant to the Company has failed to execute a proprietary information, confidentiality and assignment agreement described in the first sentence of this subsection (ii).

(g)           License Agreements.  No dispute or claim is pending, threatened or anticipated with respect to any Intellectual Property License Agreement pursuant to which the Company licenses out its Intellectual Property or to which the Company receives rights to third parties’ Intellectual Property.  Correct and complete copies of all Intellectual Property Licenses have been delivered to Parent, other than software license agreements from third party suppliers selling non customized software in the ordinary course.

(h)           Ownership; Sufficiency of Intellectual Property Assets.  The Company (A) owns or (B) possesses adequate licenses or other rights to use, free and clear of Encumbrances (except in the case of licenses, the interests of the licensing party), orders, arbitration awards and contingent licenses arising from termination provisions (or other causes) in agreements between the Company and any other Person, all of Intellectual Property used in its business as currently conducted and as reasonably anticipated to be conducted.  The Intellectual Property identified in Section 4.20(b) of the Disclosure Schedule, together with Trade Secrets, Company Owned Copyrights and the Company’s unregistered Copyrights, Patents and the rights granted to the Company under any license agreements identified in Section 4.20(g) of the Disclosure Schedule, constitute all the Intellectual Property rights (except for standard form non-exclusive software licenses granted to end-user customers in the Ordinary Course of Business or “shrink-wrap” or other generally available commercial binary code end-user or enterprise licenses) used in the operation of Company’s business as currently conducted and as reasonably anticipated to be conducted, and are all the Intellectual Property rights and license rights necessary to operate such business after the Effective Time in substantially the same manner as such business has been operated by the Company during the two (2) years prior to the Effective Time.

(i)           No Infringement by Company.  The products used, manufactured, marketed, sold (including services) or licensed by the Company, and all Intellectual Property used in the conduct of its business as currently conducted, do not infringe upon, violate or constitute the unauthorized use of any Intellectual Property rights of any third party.  No litigation is now pending and, except as identified in Section 4.20(i) of the Disclosure Schedule, no notice or other claim has been received by the Company (i) alleging that the Company has engaged in any activity or conduct that infringes upon, violates or constitutes the unauthorized use of the Intellectual Property rights of any third party, including any contamination or misappropriation of Trade Secrets claims, or (ii) challenging the ownership, use, validity or enforceability of any Intellectual Property owned or exclusively licensed by or to the Company.  No Intellectual Property that is owned or licensed by the Company is subject to any outstanding order, judgment, decree, stipulation or agreement restricting the use thereof by the Company or, in the case of Intellectual Property licensed by the Company to others, restricting the sale, transfer, assignment or licensing thereof by the Company to any Person.

(j)           No Infringement by Third Parties.  No claims have been brought by the Company against any third party alleging that such party is misappropriating, infringing, diluting or violating any Intellectual Property owned or exclusively licensed by the Company and the Company has no basis for reasonably believing any third party is infringing any Intellectual Property Rights of the Company.

(k)           Assignment; Change of Control.  Neither the execution, delivery and performance of this Agreement, nor the performance of the Company’s obligations hereunder will result in the loss or impairment of, or give rise to any right of any third party to terminate, any of the Company’s Intellectual Property rights or rights under any Intellectual Property License, nor trigger any right of any third party to obtain rights to Intellectual Property used or owned by the Company to which such third party did not have rights prior to or but for the Closing, nor require the consent of any Governmental Body or third party in respect of any such Intellectual Property.

(l)           Software.  (A) The software owned or purported to be owned by the Company was: (i) developed by employees of the Company within the scope of their employment; (ii) developed by independent contractors who have assigned their rights to the Company pursuant to written agreements; or (iii) otherwise acquired by the Company from third parties who assigned all Intellectual Property rights in the software to the Company, (B) the software performs in all material respects free of any material bugs or viruses that would, when the software is used in accordance with the software documentation, cause operation to cease, and (C) the Company is not subject to any agreement with standards bodies or other entities which would obligate the Company to grant licenses to or otherwise impair its control of its Intellectual Property.  Except as set forth in Section 4.20(l) of the Disclosure Schedule, no Public Software (as defined below) (i) forms part of any Company Intellectual Property or technology that is owned by the Company, (ii) was or is incorporated in whole or in part into, or has been or is distributed in whole or in part in conjunction with any product or service of the Company.  “Public Software” means any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software, “shareware” or similar licensing or distribution models, including, without limitation, software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: GNU’s General Public License or Lesser/Library GPL, the Artistic License, the Mozilla Public License, the Netscape Public License, the Sun Community Source License, the Sun Industry Standards License, the BSD License, the Apache License, or the MIT/X license.

(m)           Intellectual Property Supplier Relationships.

(i)           Except as set forth in Section 4.5(b) of the Disclosure Schedule there are no contracts for the supply of Intellectual Property Rights to the Company.

(ii)           There are no delinquent fees, penalties, shortfall payments, bill backs or other amounts outstanding under the Intellectual Property Licenses.  The terms and conditions of purchase and the prices required to be paid and other material terms and conditions under each written Intellectual Property License are as stated in such Intellectual Property License or is summarized in Section 4.5(b) of the Disclosure Schedule.

(iii)           The Company has not received any written or oral notice from the other party to any Intellectual Property License to the effect that such party will not accept business from the Company on such terms, conditions and quantities consistent with past practices.  Prices required to be paid for products or services under such Intellectual Property Licenses are stated in such Intellectual Property Licensed.  The Company is not in breach of any Intellectual Property License so as to justify termination of any such Intellectual Property License by the other parties thereto.

(n)           Intellectual Property Assignments.  All Intellectual Property developed by any contractor or employee of the Company during the course of his or employment or services has been fully assigned to the Company.  Except as set forth on Schedule 4.20(n), each current and former employee, officer and consultant of the Company has executed a proprietary information and inventions agreement and each such agreement has been delivered to Parent.  Any and all documents purporting to perfect such assignment have been completed and filed by the Company with the appropriate Governmental Body.  There are no intervening assignments, Encumbrances, security interests, mortgages, or other rights of third parties that do or may in any way impact the ownership, scope or breadth of any claims in any Intellectual Property of the Company.

4.21           Employee Plans.  Section 4.21 of the Disclosure Schedule contains a complete list of all Employee Plans.

(a)           Pension Plans.  No Employee Plan is subject to Title IV of ERISA.  Each Employee Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received or could file an application within the remedial amendment period for a determination letter from the Internal Revenue Service stating that such Employee Plan meets the requirements of Section 401(a) of the Code or is a prototype plan that has received a favorable opinion letter, and no fact exists that would adversely affect such plan’s qualified status or the ability to receive a favorable determination or opinion letter.

(b)           Multiemployer Plans.  No Employee Plan is a “multiemployer plan” as defined in Sections 3(37) or 4001(a)(3) of ERISA (“Multiemployer Plan”), and neither the Company nor any of its ERISA Affiliates sponsors or has previously sponsored, maintained, contributed to or incurred an obligation to contribute to any Multiemployer Plan.

(c)           Welfare Plans.  Each Employee Plan that is a “group health plan,” as defined in Section 607(1) of ERISA, has been operated in material compliance with provisions of Parts 6 and 7 of Title I, Subtitle B of ERISA and Section 4980B of the Code and any similar applicable state laws (“COBRA”) at all times.  No Employee Plan provides for post termination health or life benefits to former employees of the Company, other than as required by COBRA.  None of the Employee Plans is a “voluntary employees’ beneficiary association,” as defined in Section 501(c)(9) of the Code.

(d)           Compliance with Laws.  (i) The Company has not engaged in a non-exempt prohibited transaction under Section 406 of ERISA or 4975 of the Code that could result in a material Liability to the Company; (ii) none of the Company, any ERISA Affiliate or, any third-party fiduciary, has breached its fiduciary responsibility under Part 4 of Title I of ERISA with respect to any Employee Plan, which could result in a material liability to the Company; (iii) each Employee Plan has been maintained and operated in material compliance with its terms and applicable Regulations, including where applicable ERISA and the Code; (iv) neither the Company nor its ERISA Affiliates have any material liability for any penalty or Tax under Sections 4971, 4972, 4975, 4976, 4979 or 4980 of the Code or Section 502 of ERISA; (v) other than claims for benefits in the Ordinary Course of Business or relating to qualified domestic relations orders under Code Section 414, which are set forth in Section 4.21(d) of the Disclosure Schedule, there is no claim pending or threatened involving any Employee Plan; and (vi) no Employee Plan is subject to an ongoing audit or other administrative proceeding of the Internal Revenue Service, the Department of Labor or any other Governmental Body or has applied for administrative relief under any voluntary compliance program of the Internal Revenue Service, the Department of Labor or any other Governmental Body.

(e)           No Acceleration of Benefits.  Except as contemplated by this Agreement, the vesting, payment of or entitlement to any benefits under, or the requirement of contributions to of funding to any Employee Plan will not be accelerated as a result of the transactions contemplated by this Agreement.  No amount that could be received (whether in cash or property or the vesting of property) as a result of the consummation of the transactions contemplated by this Agreement by any employee, officer or director of the Company who is a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any such Employee Plan could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(f)           Section 409A of the Code.

(i)           No payment pursuant to any Company Employee Plan or other arrangement between the Company and any “service provider” (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and IRS guidance thereunder), including, without limitation, the grant, vesting or exercise of any equity option, would subject any Person to a tax pursuant to Section 409A of the Code, whether pursuant to the consummation of the Merger, any other transaction contemplated by this Agreement or otherwise.

(ii)           All Company Options have been appropriately authorized by the Company’s Board of Managers, managing members or an appropriate committee thereof, including approval of the option exercise price or the methodology for determining the option exercise price and the substantive option terms.  All Company Options granted to employees in the United States that are potentially subject to Code Section 409A have a per share exercise price that reflects the fair market value of the Company Common Stock as determined in good faith compliance with Section 409A of the Code and the regulations issued thereunder on the date that the option was granted.  No Company Options have been retroactively granted, or the exercise price of any Company Option determined retroactively.

4.22           Transactions with Certain Persons. No officer, director, employee, Company Unit Holder, stockholder, member or other Affiliate of the Company nor any member of any such Person’s immediate family is presently a party to any transaction with the Company, including, without limitation, any Contract (a) providing for the furnishing of services by, (b) providing for the rental of real or personal property from or (c) otherwise requiring payments to any such Person or to any corporation, partnership, trust or other entity in which, any such Person has a material interest as a stockholder, member, officer, director, trustee or partner; provided however, that ownership of no more than one percent of the outstanding voting stock of a publicly traded corporation shall not be deemed a “material interest” for purposes of this Section 4.19, and provided further, that a director’s, Company Equity Holder’s, member’s, and/or stockholder’s indirect ownership in an entity arising solely from such party being a partner, limited partner or retired partner (or similar position) of a venture capital fund (or similar entity) shall not be deemed a “material interest” for the purposes of this Section 4.19.  Any transactions set forth in section 4.19 of the Disclosure Schedule were the result of arm’s-length negotiations. Except for promissory notes that have been executed in connection with the exercise of Company Options as set forth in Section 4.19 of the Disclosure Schedule, as the same may be supplemented prior to Closing, there are no outstanding promissory notes due to the Company from employees or consultants.

4.23           Tax Matters.

(a)           Filing of Tax Returns.  The Company and the Related Companies and all predecessors (collectively, the “Reporting Companies”) have timely filed all Tax Returns that were required to be filed.  All such Tax Returns are complete, correct and accurate.  All Taxes owed by the Reporting Companies (whether or not shown on any Tax Return) have been paid.  The unpaid Taxes of the Reporting Companies did not, as of the date of the Financial Statements, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets contained in the Financial Statements (rather than in any notes thereto).  To the Knowledge of Company, no claim has ever been made by an authority in a jurisdiction in which any Reporting Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(b)           Audit History; Liens; etc.  (i) All deficiencies asserted as a result of any examinations of the Tax Returns of the Reporting Companies have been paid or finally settled and no deficiencies for Taxes have been claimed, proposed or assessed by any Taxing or other Governmental Body against any Reporting Company for any other period not so examined; (ii) there are no pending or, threatened audits, investigations, disputes or claims or other actions for or relating to Taxes with respect to any Reporting Company; and (iii) there are no matters with respect to Taxes that reasonably would be expected to result in an additional material liability for Taxes with respect to any Reporting Company.  There are no liens on any assets of any Reporting Company for Taxes (other than for current Taxes not yet due and payable).  No Reporting Company has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.  The Company has previously delivered to Parent true and correct copies of (i) all Tax Returns filed by the Reporting Companies and (ii) any examination reports and statements of deficiencies assessed against or agreed to by the Reporting Companies prior to the date hereof.

(c)           Tax Elections.  None of the Reporting Companies (i) has agreed, nor is required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (ii) has made an election, nor is required, to treat any of its assets as owned by another Person pursuant to the provisions of former Section 168(f) of the Code or as tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code; or (iii) has made any of the foregoing elections nor is not required to apply any of the foregoing rules under any comparable state or local Tax provision.  The Company has been treated as a partnership for federal income tax purposes at all times since its formation and has not made any election to be treated as an association taxable as a corporation pursuant to Treas. Reg. Section 301.7701-3.

(d)           Prior Affiliated Groups; Taxes of Other Persons.  None of the Reporting Companies has ever been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or has liability for the Taxes of any other Person (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor, (iii) by contract or (iv) otherwise.

(e)           Tax Sharing Agreements.  There are no, and at the Closing Date there will be no, tax-sharing agreements or similar arrangements with respect to or involving the Reporting Companies, and, after the Closing Date, none of the Reporting Companies will be bound by any such tax-sharing agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(f)           Withholding.  None of the Reporting Companies has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897 of the Code, and none of the Reporting Companies is a “foreign person” as defined in Section 1445(f)(3) of the Code.  The Reporting Companies have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(g)           Excess Parachute Payments; Section 162(m) of the Code.  None of the Reporting Companies is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code or which would result in a disallowed deduction under Section 162(m) of the Code.

(h)           Joint Ventures; Disregarded Entities; Controlled Foreign Corporations.  None of the Reporting Companies (i) is subject to any joint venture, partnership, or, to the Knowledge of Company, other arrangement or contract which is treated as a partnership for Tax purposes, (ii) owns any single member limited liability company or other entity which is treated as a disregarded entity, or (iii) is a “United States shareholder” of a “controlled foreign corporation” as such terms are respectively defined in Section 951 and Section 957 of the Code (or any similar provision of state, local or foreign law).

(i)           Tax Shelters.  None of the Reporting Companies has participated in, or is participating in, any reportable transaction described in Treasury Regulation Section 1.6011-4.

(j)           Other Tax Matters.  None of the assets of any of the Reporting Companies directly or indirectly secures any debt the interest on which is tax-exempt under Section 103(a) of the Code.  The Reporting Companies have never participated in and do not currently participate in an international boycott within the meaning of Section 999 of the Code.  Knowledge of the Company, the Reporting Companies do not have and never have had a permanent establishment in any foreign country, as defined in any applicable Tax treaty or convention between the United States and such foreign country.  None of the Reporting Companies have any deferred intercompany gains under Treasury Regulation Section 1.1502-13 or any excess loss accounts under Treasury Regulation Section 1.1502-19.  There is no power of attorney granted by any of the Reporting Companies relating to Taxes that is currently in force.  None of the Reporting Companies has requested or received any ruling from any Taxing authority, or signed any agreement with any Taxing authority, which would impact the amount of Tax liability of any of the Reporting Companies after the Closing Date.  None of the Reporting Companies has been a party to any distribution occurring during the two years preceding the date of this Agreement in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

4.24           Insurance.  Section 4.24 of the Disclosure Schedule contains a complete and accurate list of all policies or binders of fire, liability, title, worker’s compensation, product liability and other forms of insurance currently maintained by the Company, as well as those maintained at any time prior to the date of this Agreement, on the Company’s business, its assets or its employees.  All insurance coverage applicable to the Company, its business and its assets is in full force and effect, insures the Company in reasonably sufficient amounts against all risks usually insured against by Persons operating similar businesses of similar size, provides coverage as may be required by applicable Regulations and by any and all Contracts to which the Company is a party and has been issued by insurers of recognized responsibility.  There is no Default under any such coverage nor has there been any failure to give notice or present any claim under any such coverage in a due and timely fashion.  There are no outstanding unpaid premiums and no notice of cancellation or nonrenewal of any such coverage has been received.  There are no provisions in such insurance policies for retroactive or retrospective premium adjustments.  All products liability, general liability and workers’ compensation insurance policies maintained by the Company have been occurrence policies and not claims-made policies.  No insurer has advised the Company that it intends to reduce coverage, increase premiums or fail to renew any existing policy or binder.

4.25           Compliance with Environmental Laws.

(a)           There is and has been no Handling of Substances by the Company at, on, or from any Operating Site in violation of any applicable Environmental Law or that has resulted in any Liability to the Company under any Environmental Law.  There is and has been no Handling of Substances at, on or from any Operating Site, by any other Person that has resulted in any Liability or potential Liability to the Company under any Environmental Law.  No Substances are present on, in or under any Operating Site, regardless of how the Substance or Substances came to rest there, in violation of any applicable Environmental Law or that has resulted in Liability to the Company under any Environmental Law.  No underground tanks are or have been owned or operated by the Company.  No underground storage tanks are or have been located on, in or under any Real Property currently or previously owned or leased by the Company.  No PCBs or asbestos-containing materials are located on, in or under any Facility currently or previously owned or leased by the Company.

(b)           The Company has not received written or oral notice of any assertion by any Governmental Body or regulatory agency or other Person that any of them may be a potentially responsible party in connection with any Substance disposal site.  The Company has not received written or, oral notice of any pending or threatened claims nor, is there any reasonable basis for a claim by any Person against the Company under any Environmental Law.

(c)           No Encumbrances have been, or are, imposed on the Company’s business or any of the assets of the Company under any Environmental Law.  The Company has obtained all Permits and has made all reports and notifications required under any Environmental Law in connection with the assets of the Company and the operation of its business, and is in compliance with all applicable Environmental Laws.  Section 4.25(c) of the Disclosure Schedule also contains a list and brief description of all filings by the Company with, notices to the Company from, and related reports to any Governmental Body administering an Environmental Law including without limitation, filings made, corrective action taken, or citations and notices of violations received by the Company with respect to any Operating Site.

(d)           Company has made available to Parent all environmental audits, assessments, reports and other documents materially bearing on environmental, health or safety matters relating to their properties, business and operations.

4.26           Issuance of Securities.  All of the securities sold or issued by the Company have been sold or issued in compliance with all applicable requirements of the federal securities laws and any applicable state securities or “blue sky” laws, including statutory and common law thereunder, except to the extent non-compliance has not resulted in any penalties incurred by the Company or the loss of any exemption from registration.

4.27           Unit Holder Approval Required.  The affirmative vote or consent of holders representing more than fifty percent (50%) of the Company total outstanding Units are the only votes or consents of the holders of any class or series of capital stock or other equity interests of the Company necessary to approve the Merger pursuant to the Company’s articles of Association, bylaws and Operating Agreement and all other voting arrangements application to approval of the Merger as in effect immediately prior to the Closing (collectively, the “Company Unit Holder Approval”).

4.28           Related Companies.  All assets related to or useful for carrying on the business of the Company as conducted over the two (2) year period prior to the Agreement Date that at any time were owned by any Related Company have been transferred to the Company such that the Company holds unencumbered title to such assets and all such transfers were conducted in compliance with all applicable laws and the charter documents of each such Related Company.

4.29           Public Filings.  Company has had access to all of the Parent Public Filings.

4.30           Distribution of Purchase Price.  Attached hereto as Exhibit 4.30 is a sample of the distribution of the Purchase Price (the “Sample Distribution”) that assumes: (i) certain closing prices of Parent Common Stock (although Company acknowledges that actual Parent Common Stock price and amount of shares of Parent Common Stock will be determined in accordance with Sections 1.7 and 1.116 above), (ii) full payment of all Escrow Claims Funds and the Contingent Cash Consideration to the Company Equity Holders (although Company acknowledges that the actual payment of the Escrow Claims Funds and Contingent Cash Consideration shall occur in accordance with Sections 2.10 and 2.11 above), and (iii) the payment of certain other expenses from the Purchase Price.  The formula set forth in the Sample Distribution with respect to how such funds are distributed to the Company Equity Holders is true, correct and accurate, and is in accordance the Operating Agreement and applicable law; provided however, Company makes no representation as to the accuracy of assumptions (i), (ii) and (iii) above that appear in the Sample Distribution.

4.31           Disclosures.  To the Knowledge of Company, the representations and warranties contained in this Article IV, as modified by the Disclosure Schedule, together with the Information Statement do not contain any untrue statement of a material fact or omit a material fact necessary to make such statements, in light of the circumstances under which they were made, not misleading.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

As an inducement to the Company to enter into this Agreement, each of Parent and Sub hereby represents and warrants to the Company as follows, which representations and warranties are, as of the date hereof, and will be as of the Closing Date, true, complete and correct:

5.1           Authorization.  Each of Parent and Sub has all requisite power and authority, and has taken all action necessary, to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder.  The execution and delivery by Parent and Sub of this Agreement and the Ancillary Agreements to which Parent and Sub are a party and the consummation by Parent and Sub of the transactions contemplated hereby and thereby have been duly approved by the respective boards of directors of Parent and Sub.  No other proceedings on the part of Parent or Sub are necessary to authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation by Parent and Sub of the transactions contemplated hereby and thereby.  This Agreement has been duly executed and delivered by Parent and Sub and, upon execution and delivery of this Agreement and the Ancillary Agreements to which Parent and Sub are a party, this Agreement and the Ancillary Agreements will constitute, legal, valid and binding obligations of Parent and Sub, enforceable against Parent and Sub in accordance with their terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws affecting enforcement of creditor’s rights generally and except insofar as the availability of equitable remedies may be limited by applicable law.

5.2           No Conflict or Violation.  The execution and delivery of this Agreement and the Ancillary Agreements to which Parent and Sub are a party does not, and the performance of this Agreement and the Ancillary Agreements by Parent and Sub will not, (i) conflict with or violate any provision of Parent’s or Sub’s certificate of incorporation or bylaws, (ii) assuming all consents set forth in Section 5.3 below have been obtained, violate, conflict with, or result in or constitute a Default under, or result in a right of termination or acceleration under, any of the terms, conditions or provisions of any agreement, contract, obligation, promise or undertaking that is legally binding on Parent and Sub, or (iii) assuming all consents set forth in Section 5.3 below have been obtained, violate, conflict with, contravene or give any Person the right to exercise any remedy or obtain any relief under any Regulation or Court Order.

5.3           Consents and Approvals.  No Consent is required to be made or obtained by Parent or Sub in connection with the execution, delivery and performance by Parent and Sub of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby, except as for the consents of the boards of directors of Parent and Sub, the consent of Parent as the sole stockholder of Sub and the consent of a financial lender to Parent.

5.4           Stock Exchange Listing.  Parent shall use its commercially reasonable efforts to cause the shares of Parent Common Stock issued pursuant to this Agreement to be listed on the NASDAQ National Market, subject to notice of issuance.

5.5           Financial Statements and Liabilities.   The audited consolidated balance sheets of Parent and its Subsidiaries as of December 31, 2008, March 31, 2009 and June 30, 2009 (the balance sheet as of June 30, 2009, the “Parent Balance Sheet” and such date, the “Parent Balance Sheet Date”) and the related consolidated statements of income, operations, stockholders equity and cash flows for the periods then ended present fairly, in all material respects, respectively, the consolidated financial position, statements of operations and cash flows of Parent and its Subsidiaries at the respective dates set forth therein and for the respective periods, covered thereby, consistently applied, except as otherwise noted therein.

5.6           Absence of Certain Changes.  Since the Parent Balance Sheet Date: (i) there has not been any change, condition, circumstance, damage, destruction, loss, event or development that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent and (ii) the Parent and its Subsidiaries have conducted their businesses only in the ordinary and usual course and in a manner consistent with past practice.

5.7           SEC Filings.  Since the filing of the Quarterly Report on Form 10Q for the period ended September 30, 2008, Parent has filed all reports and statements required under the Exchange Act (the “Parent SEC Documents”).  As of their respective filing dates, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent revised, amended, corrected or superseded by a subsequently filed Parent SEC Document.

5.8           Brokers’ or Finders’ Fees.  Neither Parent, Sub nor any of its Representatives has entered into or will enter into any contract, agreement, arrangement or understanding with any broker, finder or similar agent or any Person which will result in the obligation of any Company Unit Holder to pay any finder’s fee, brokerage fees or commissions or similar payment in connection with the transactions contemplated hereby.

ARTICLE VI
COVENANTS AND AGREEMENTS

6.1           Conduct of Business Prior to Closing.  During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing Date, except as may be approved by Parent in writing (which approval shall not be unreasonably withheld, delayed or conditioned) or as otherwise expressly contemplated by this Agreement including the Disclosure Schedule, the Company shall be operated in the Ordinary Course of Business and the Company shall not:

(a)           sell, license, assign or transfer any of the assets (tangible or intangible) of the Company, other than sales, licenses, assignments or transfers of products and services in the Ordinary Course of Business;

(b)           waive any material rights of value to the Company;

(c)           any  expenditure or execute any Lease or incur any obligation relating thereto in excess of $20,000 in the aggregate;

(d)           fail to pay all material obligations related to the Company’s business except those contested in good faith and for which proper reserves have been made;

(e)           fail to operate the Company’s business in the Ordinary Course or fail to use reasonable efforts to preserve the assets of the Company and its business intact and to preserve the goodwill of employees, suppliers, customers, and others having business relations with the Company;

(f)           change the accounting methods or practices of the Company, except for any such change required by reason of a change in GAAP or with prior agreement with the Company’s auditor;

(h)           declare, set aside or pay any dividends or distributions in respect of any capital stock of the Company or Company Equity or redeem, purchase or acquire any of the Company’s capital stock or Company Equity (other than repurchases of Company Equity from the Company’s employees at cost in accordance with the terms of the Company Equity Incentive Plan);

(i)           grant, issue or reserve for issuance any shares of capital stock, units or other equity securities of the Company or obligations or securities convertible into or exchangeable or exercisable for shares of capital stock, units or other equity securities of the Company, including options and warrants to purchase any such shares, units or equity securities;

(j)           revalue any of the assets, including without limitation, writing off notes or accounts receivable other than those for which reserves were established in the balance sheets contained in the Financial Statements;

(k)           amend the Company’s certificate of incorporation, articles of association,  bylaws, or Operating Agreement except as expressly required pursuant to the terms of this Agreement;

(l)           create an Encumbrance, other than a Permitted Encumbrance, against any of the assets of the Company;

(m)           incur indebtedness for borrowed or purchase money, make any commitment to borrow money or make or agree to make any loans;

(n)           amend, cancel or terminate any Contract or Permit;

(o)           dispose of or permit to lapse any of the Intellectual Property owned by the Company, in whole or in part;

(p)           incur any new Liability in excess of $20,000;

(q)           make any material change in any assumptions underlying or methods of calculating any bad debt, contingency or other reserves;

(r)           acquire any interest in any other business entity;

(s)           increase compensation or benefits payable to or to become payable to any employees, officers or directors of the Company (other than accrued commissions and incentives), amend any Employee Plans (except as required by law), or establish any new Employee Plans;

(t)           make any payment, loan or advance of any amount to or in respect of, or sell, transfer or lease any properties or assets to, or enter into any Contract with, any Company Unit Holder or other Company Representative except (i) compensation to employees and consultants at the rates disclosed in the Contracts set forth in Section 4.5 of the Disclosure Schedule or as set forth in Section 4.13 of the Disclosure Schedule, or (ii) advances for travel and other expenses, which are incurred in the Ordinary Course of Business, which are not material in amount and which are documented by receipts of the claimed amounts;

(u)           make any new elections with respect to Taxes, or change any current elections with respect to Taxes, settle or compromise any material liability for Taxes, change any annual Tax accounting period, change any method of Tax accounting, file any amended Tax Return, enter into any closing agreement relating to any Tax, surrender any right to claim a material Tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment without Parent’s prior written consent;

(v)           settle or commence any Action with respect to any third party; or

(w)           agree or commit to do any of the foregoing.

6.2           Investigation by Parent.  From the date hereof through the Closing, the Company shall afford the Representatives of Parent and its Affiliates reasonable access to the business, assets and Liabilities of the Company for the purpose of inspecting the same, and to the Company’s officers, employees, customers and Representatives, properties, books and records and Contracts, and shall furnish Parent and its Representatives all financial, operating and other data and information (including the Company’s Intellectual Property) as Parent or its Affiliates, through their respective Representatives, may reasonably request.

6.3           Non-Solicitation Provisions.

(a)           The Company shall not, for the duration of the No-Shop Period, directly or indirectly, take (nor shall the Company authorize or permit its Representatives or, to the extent within the Company’s control, other Affiliates to take) any action to (i) encourage (including by way of furnishing non-public information), solicit, initiate or facilitate any Acquisition Proposal, (ii) enter into any agreement with respect to any Acquisition Proposal or (iii) participate in any way in discussions or negotiations with, or furnish any information to, any Person in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal.  The Company will immediately cease and cause to be terminated any and all negotiations related to any Acquisition Proposal engaged in prior to the date hereof.

(b)           For the duration of the No-Shop Period, the Company shall, as promptly as practicable (and in no event later than forty-eight (48) hours after receipt thereof), advise Parent of any inquiry received by it relating to any potential Acquisition Proposal and of the material terms of any proposal or inquiry that it may receive in respect of any transaction and shall keep Parent fully informed on a prompt basis with respect to any developments with respect to the foregoing.

6.4           Consents; Cooperation.  Each of Parent and the Company shall promptly apply for or otherwise seek, and use its commercially reasonable efforts to obtain (and shall cooperate with the other parties hereto in obtaining), any consent, approval, order or authorization of, or any registration, declaration or filing with, any Governmental Body or other Person, required to be obtained or made in connection with the consummation of the Merger or the taking of any action contemplated by this Agreement, and shall use commercially reasonable efforts to obtain all necessary consents, waivers and approvals under any of its material contracts in connection with the Merger for the assignment thereof or otherwise.

6.5           Financial Statements.   The Company shall prepare and deliver to Parent on the Closing Date an unaudited balance sheet of the Company as of October 31, 2009.

6.6              Valuation.  Parent shall deliver to Company Representative the Closing Date valuation of Company assets as determined by a third party valuation company within five (5) Business Days after Parent’s receipt thereof.

6.7           Real Property Transfer.  Prior to the Closing, Company may repay to Monroe Bank and Trust (the “Real Property Lender”) the amounts outstanding under the Commercial Promissory Note dated November 6, 2008 issued by the Company and Real Property Lender which is secured by the real property located at 1004 W. Hurd Road, Monroe, Michigan (the “Monroe Property”) in an amount not to exceed $138,000 only if, upon such repayment all liens are removed from the Monroe Property.  Upon Parent’s receipt of: (i) confirmation that such loan has been repaid in full and all liens are removed from the Monroe Property and (ii) documentary evidence that Company has all requisite manager and Company Equity Holder approval, as required under the Operating Agreement and applicable law, Company shall assign the Monroe Property to PEI Inc..

ARTICLE VII
CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND SUB

7.1           Conditions.  Company will apply its best efforts in good faith to satisfy all closing conditions set forth below.  The obligations of Parent and Sub to consummate the transactions provided for hereby are subject, in the reasonable commercial judgment of Parent, to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any of which may be waived by Parent:

(a)           the representations and warranties contained in Article IV of this Agreement shall be true and correct as of the date hereof and as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date);

(b)           the Company shall have performed and satisfied in all material respects all agreements and covenants required hereby to be performed or satisfied by them prior to or at the Closing Date;

(c)           all Consents set forth in Section 7.1(c) of the Disclosure Schedule, and all filings, registrations and notifications necessary to permit the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements shall have been obtained or made;

(d)           no Court Order, Action or proceeding shall have been instituted which makes the transactions contemplated by this Agreement or the Ancillary Agreements illegal or otherwise prohibited;

(e)           no Person who or which is not a party to this Agreement shall have commenced or threatened to commence any Action seeking to restrain or prohibit, or to obtain damages in connection with, the transactions contemplated by this Agreement or the Ancillary Agreements;

(f)           there shall not have occurred any event, change or condition that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

(g)           holders representing at least fifty-one percent (51%) of the outstanding voting equity of the Company shall have consented to, approved and adopted this Agreement and the Merger;

(h)           each Company Equity Holder and each holder of a voting interest in the Company Major Holder shall have executed the Investor Representation Letter and the Stockholder Letter, respectively, a forms of which is attached hereto as Exhibit 7.1(h).

(i)           80% of those Company employees to whom an Employing Entity issued Offer Letters shall have accepted such offers of employment.

(j)           each of the Persons designated on Exhibit 7.1(j)(1) shall have executed Non-Competition and Non-Solicitation Agreements, forms of which are attached hereto as Exhibit 7.1(j)(2);

(k)           the Company shall have delivered the documents required to be delivered by them pursuant to Section 9.1(a), in form and content satisfactory to Parent;

(l)           Company shall have delivered an estimated closing date balance sheet dated as of the Closing Date;

(m)           Company shall have delivered evidence that it has paid or set aside and accrued payment for severance amounts due to all terminated Company Employees (which accruals shall be deemed to be part of the Estimated Balance Sheet);

(n)           each Company Agent shall have executed a Foreign Corrupt Practices Act certificate, a form of which are attached hereto as Exhibit 7.1(n);

(o)           Each of Fluid Machines, Inc. and Fluid Machines International d.o.o. shall have executed a Quit Claim in favor of the Company, in the form attached hereto as Exhibit 7.1(o), assigning all of its interests in all of its respective assets to the Company;

(p)           the Company shall be the holder of 100% of the equity interest in PEI Agent, Inc.;

(q)           PEI Inc. shall have changed its corporate name so that it no longer includes the words “Pump Engineering”;

(r)           the Company shall have disposed of the Monroe Property in accordance with the terms of the Real Property Transfer Agreement; and

(s)           the Company shall have delivered the documents required to be delivered by them pursuant to Section 9.1(a), in form and content satisfactory to Parent.

ARTICLE VIII
CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY

8.1           Conditions.  Parent and Sub will apply their respective best efforts in good faith to satisfy all closing conditions set forth below. The obligations of the Company to consummate the transactions provided for hereby are subject, in the reasonable commercial judgment of the Company, to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any of which may be waived by the Company:

(a)           the representations and warranties contained in Article V of this Agreement shall be true and correct as of the date hereof and as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date);

(b)           Parent shall have performed and satisfied in all material respects all agreements and covenants required hereby to be performed or satisfied by it prior to or at the Closing Date;

(c)           Parent shall have delivered the Closing Schedule; and

(d)           Parent shall have delivered the documents required to be delivered by it pursuant to Section 9.1(b).

ARTICLE IX
CLOSING

9.1           Deliveries at Closing. On the Closing Date:

(a)           Deliveries by the Company and the Company Unit Holders to Parent. As applicable, the Company and the Company Unit Holders shall execute and deliver to Parent:

(i)           the Ancillary Agreements to which they are a party;

(ii)           certificates of good standing certified by the Secretary of State of the State of Michigan for the Company, dated not more than five (5) days prior to the Closing Date;

(iii)           a certificate executed by the Secretary of the Company, dated as of the Closing Date, certifying to the following matters:  (A) resolutions adopted by the Company’s board of managers relating to the transactions contemplated by this Agreement and the Ancillary Agreements; (B) certified copy of the articles of organization of the Company as in effect as of the Closing Date; and (C) copy of the signed Operating Agreement of the Company as in effect as of the Closing Date; and

(iv)           a certificate executed by the Chief Executive Officer of the Company, dated as of the Closing Date, certifying that each of the conditions set forth in Sections 7.1(a) through (l) has been satisfied, or waived in writing by Parent, in all respects;

(v)           the opinion of the Company’s legal counsel, dated as of the Closing Date, in substantially the form attached hereto as Exhibit G;

(vi)           a certificate, in form and substance satisfactory to Parent, duly executed and acknowledged, certifying the facts that would exempt the transactions contemplated hereby from withholding pursuant to the provisions of the Foreign Investment in Real Property Tax Act;

(vii)           a fully executed Real Property Transfer Agreement and evidence that the Monroe Property has been transferred to PEI Inc.; and

(viii)           such other documents and items as Parent may reasonably request including such documents referenced in Article VII.

(b)           Deliveries by Parent to the Company.  Parent shall execute (where applicable) and deliver to the Company:

(i)           the Ancillary Agreements to which it is a party;

(ii)           a certificate executed by an officer of Parent, dated as of the Closing Date, certifying that each of the conditions set forth in Sections 8.1(a) through (d) has been satisfied, or waived by Company, in all respects; and

(iii)           such other documents and items as the Company may reasonably request including such documents referenced in Article VII.

ARTICLE X
INDEMNIFICATION; TAX MATTERS

10.1           Survival of Representations, Etc.  The representations and warranties of the Company, Parent and Sub contained herein shall survive the Closing Date for a period of eighteen (18) months from the Closing Date; provided, however, that (a) the Company’s representations and warranties set forth in Section 4.20 (Intellectual Property), Section 4.23 (Tax Matters) and Section 4.25 (Compliance with Environmental Laws) shall survive the Closing until the expiration of the applicable statute of limitations (including any waivers or extensions thereof which, to the extent that Parent has a right to reasonably prevent such extension or waiver, shall be subject to the prior written consent of the Company Representative which shall not be unreasonably withheld or delayed), and (b) the Company’s representations and warranties set forth in Section 4.2 (Capital Structure) and all other representations and warranties regarding the capital structure of the Company shall survive the Closing in perpetuity.  Representations and warranties referenced in subsection (a) and (b) of this Section 10.1 shall be known herein as (the “Surviving Obligations”.) If a Claim Notice meeting the requirements of Section 10.3 below has been given prior to the expiration of the applicable representations and warranties by a party in whose favor such representations and warranties were made, then the relevant representations and warranties shall survive as to such claim, until the claim has been finally resolved.

10.2     Indemnification.

(a)           In accordance with the allocations and subject to the limitations set forth in Section 10.1 and Section 10.5 or the Escrow Agreement, subsequent to the Closing, each of the Company Equity Holders shall severally, and not jointly, indemnify Parent, Sub, its Affiliates, and each of their respective officers, directors, employees, stockholders, partners and agents as the case may be (“Parent Indemnified Parties”) against, and hold each Parent Indemnified Party harmless from, any damage, claim, loss, cost, liability or expense, including without limitation, interest, penalties, attorneys’ fees and expenses of investigation and defense and diminution in value (collectively “Damages”) incurred by such Parent Indemnified Party, that arise out of or in connection with, or result from: (i) the breach of any warranty or representation of the Company, the Company Equity Holders or the holders of equity of PEI Inc. contained in this Agreement or in any agreement, certificate or other instrument delivered by the Company,  the Company Equity Holders or the holders of equity of PEI Inc.  pursuant to this Agreement; or (ii) any breach or non-performance by the Company of any of its covenants or agreements contained in this Agreement.

(b)           Parent and Sub shall indemnify the Company Equity Holders (the “Company Indemnified Parties”) against, and hold the Company Indemnified Parties harmless from, any Damages incurred by the Company Indemnified Parties arising out of, in connection with or related to, whether directly or indirectly, (i) any breach of any representation or warranty of Parent or Sub contained in this Agreement or in any agreement, certificate or other instrument delivered by Parent or Sub pursuant to this Agreement or (ii) any breach or non-performance by Parent or Sub of their respective  covenants or agreements contained in this Agreement.

(c)           The term “Damages” as used in this Section 10.2 is not limited to matters asserted by third parties against Parent Indemnified Parties or the Company Indemnified Parties, but includes Damages actually incurred or sustained by such Parent Indemnified Parties or Company Indemnified Parties in the absence of third-party claims, and payments by the Indemnified Party shall not be a condition precedent to recovery.  By way of clarification, in the event that a Parent Indemnified Party or Parties is entitled to indemnification under one or more sections of this Agreement, or at one or more times, with respect to the same Damage or Damages, the Parent Indemnified Parties shall only be entitled to indemnification once with respect to any such Damage or Damages.

10.3           Notice of Claim.

(a)           For the purposes of this Section 10.3 any Claim Notice (as defined below) or other notice required to be delivered to the Company Equity Holders or the Company shall be deemed to be duly given to each of the foregoing upon the delivery of such notice to the Company Representative.

(b)           Any Indemnified Party seeking indemnification hereunder shall, within the relevant limitation period provided for in Section 10.1 above, give to the Person obligated to provide indemnification under this Article X (an “Indemnitor”) and the Escrow Agent, if applicable, a notice (a “Claim Notice”) describing in reasonable detail the facts giving rise to any claim for indemnification hereunder (a “Claim”) and shall include in such Claim Notice (if then known) the amount or the method of computation of the amount of such claim, and a reference to the provision of this Agreement or any agreement, certificate or instrument executed pursuant hereto or in connection herewith upon which such claim is based; provided that a Claim Notice in respect of any action at law or suit in equity by or against a third Person as to which indemnification will be sought shall be given promptly after the action or suit is commenced; and provided further, that failure to give such notice shall not relieve the Indemnitor of its obligations hereunder except to the extent it shall have been prejudiced by such failure.

(c)           The Indemnitor shall have thirty (30) days after the giving of any Claim Notice pursuant hereto to (Y) agree to the amount or method of determination set forth in the Claim Notice and to pay such amount to such Indemnified Party in immediately available funds, or (Z) to provide such Indemnified Party with notice that it disagrees with the amount or method of determination set forth in the Claim Notice (the “Dispute Notice”), which notice shall include the basis, with reasonable specificity, of the objection.  Any Dispute Notice shall be given in accordance with the following procedures:

(i)           if Parent shall be the Indemnitor, Parent shall issue the Dispute Notice to the Company Common Stockholder Representative and the Stockholder Representative within the thirty (30) day period following the receipt by Parent from such Stockholder Representatives of a copy of a Claim Notice; and

(ii)           if the Company Equity Holders shall be the Indemnitor, the Company Representative shall, within the thirty (30) day period following the receipt by such Company Representatives from the Parent Indemnified Parties of a copy of a Claim Notice, deliver to the Escrow Agent and Parent Indemnified Party a Dispute Notice.

(d)           Within ten (10) days after the giving of the Dispute Notice, representatives of Indemnitor and such Indemnified Party shall negotiate in a bona fide attempt to resolve the matter.  In the event that the controversy is not resolved within twenty (20) days after the giving of the Dispute Notice, the parties shall proceed to mediation pursuant to the following procedures:

(i)           Any party may send the other parties written notice identifying the matter in dispute and invoking the procedures of this Subsections 10.3(d) (i) through (iii).  Within ten (10) days thereafter, each party involved in the dispute shall meet at a mutually agreed location in Wilmington, Delaware, for the purpose of determining whether they can resolve the dispute themselves by written agreement, and, if not, whether they can agree upon a third-party mediator to whom to submit the matter in dispute for mediation.

(ii)           If such parties fail to resolve the dispute by written agreement or agree on the mediator within said 14-day period, any such party may make written application to Judicial Arbitration and Mediation Services (“JAMS”), Wilmington, Delaware for the appointment of a single mediator (the “Mediator”) to resolve the dispute by mediator.  At the request of JAMS the parties involved in the dispute shall meet with JAMS at its offices within ten (10) days after such request to discuss the dispute and the qualifications and experience which each party respectively believes the Mediator should have; provided, however, that the selection of the Mediator shall be the exclusive decision of JAMS and shall be made within fifteen (15) days after the written application to JAMS.

(iii)           Within twenty (20) days after the selection of the Mediator the parties involved in the dispute shall meet in Wilmington, Delaware with such Mediator at a place and time designated by such Mediator after consultation with such parties and present their respective positions on the dispute.  Each party hereto covenants that its will participate in the mediation in good faith; each shall pay its own costs associated therewith; and shall each pay one-half of the costs of such Mediator.  All offers, promises, conduct and statements, whether oral or written, made in the course of the mediation by any of the parties, their agents, employees, experts and attorneys, and by the Mediator and any JAMS employees, are confidential, privileged and inadmissible for any purpose, including impeachment, in any litigation or other proceeding involving the parties, provided that evidence that is otherwise admissible or discoverable shall not be rendered inadmissible or non-discoverable as a result of its use in the mediation.  Except for such an action to obtain equitable relief, neither party may commence a civil action or commence binding arbitration with respect to the matters submitted to Mediation until after the completion of the initial mediation session or forty-five (45) days after the date of filing the written request for mediation, whichever occurs first (the “Mediation End Date”).  Any party initiating a demand for binding arbitration shall do so in accordance with the provisions of Section 10.3(e) below.  Mediation may continue after the commencement of a civil action or binding arbitration, if the parties so desire.  The provisions of this Section may be enforced by any Court of competent jurisdiction, and the party seeking such enforcement shall be entitled to an award of all costs, fees and expenses, including attorney’ fees, to be paid by the party against whom enforcement is ordered.

(e)           If the matter submitted to Mediation above is not resolved by the Mediation End Date, the parties shall proceed to binding arbitration.  Each of the parties shall have ten (10) days following the Mediation End Date to select one arbitrator.  The two arbitrators so selected shall select a third arbitrator.  If a party does not select an arbitrator during such ten (10) day period, then the parties agree that the arbitration will be conducted by the one arbitrator selected by the party that made such a selection within the ten (10) period. Any such arbitration shall be held in Wilmington, Delaware, under the JAMS Comprehensive Arbitration Rules and Procedures then in effect.  The arbitrator(s) shall determine how all expenses relating to the arbitration shall be paid, including without limitation, the respective expenses of each party, the fees of each arbitrator and the administrative fee of JAMS.  The arbitrator or arbitrators, as the case may be, shall set a limited time period and establish procedures designed to reduce the cost and time for discovery while allowing the parties an opportunity, adequate in the sole judgment of the arbitrator or majority of the three arbitrators, as the case may be, to discover relevant information from the opposing parties about the subject matter of the dispute.  The arbitrator or a majority of the three arbitrators, as the case may be, shall rule upon motions to compel or limit discovery and shall have the authority to impose sanctions, including attorneys’ fees and costs, to the extent as a competent court of law or equity, should the arbitrators or a majority of the three arbitrators, as the case may be, determine that discovery was sought without substantial justification or that discovery was refused or objected to without substantial justification.  The decision of the arbitrator or a majority of the three arbitrators, as the case may be, as to the validity and amount of any claim in Claim Notice shall be final, binding, and conclusive upon the parties to this Agreement.  Such decision shall be written and shall be supported by written findings of fact and conclusions which shall set forth the award, judgment, decree or order awarded by the arbitrator(s).

(f)           Judgment upon any award rendered by the arbitrator(s) may be entered in any court having jurisdiction and the provisions of this Section may be enforced by any court of competent jurisdiction, and the party seeking such enforcement shall be entitled to an award of all costs, fees and expenses, including attorney’ fees, to be paid by the party against whom enforcement is ordered.   Each of the parties hereto irrevocably consents to the jurisdiction of any court located in Wilmington, Delaware and agrees that process may be served upon them in any manner authorized by the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.  THE PARTIES HERETO IRREVOCABLY WAIVE THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY ACTIONS, SUITS OR PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER OR THE TRANSACTIONS CONTEMPLATED HEREBY.  The non-prevailing party to any matter resolved in the courts shall pay all of the prevailing party’s all attorneys’ fees, court fees and other costs associated with such action.

(g)           On or prior to the date that is eighteen (18) months after the Effective Time, an Indemnified Party may deliver a notice to the Escrow Agent and Indemnitor (the “Holdback Notice”), which notice shall state that it is being given pursuant to this Section 10.3(g), specifying the amount of Claims Escrow Funds and unpaid Contingent Cash Consideration (“Indemnification Reserves”) which it estimates in good faith should be retained on account of pending indemnity claims for which a Claim Notice has previously or concurrently therewith been provided and that has not yet been satisfied, has been accrued in good faith or is subject to further determination. The amount set forth in the Holdback Notice shall not exceed the amount the Indemnified Party reasonably and in good faith believes is or may be necessary to satisfy the related indemnity claims. Upon receipt by the Escrow Agent of the Holdback Notice, the Escrow Agent shall retain in the Claims Escrow Account and the Contingent Payment Escrow Account the amount set forth in the Holdback Notice until the determination of such matters.

10.4           Third Party Claims.  Notwithstanding anything to the contrary in this Agreement or in the Escrow Agreement, whenever Parent receives a written notice that a claim or demand has been asserted or threatened by a third party for which Parent may seek indemnification hereunder, Parent shall notify the Company Representative of such claim or demand and of the related facts within Parent’s knowledge within forty-eight (48) hours after receiving such written notice. The Company Representative shall have the right, at its sole option and expense, to be represented by counsel of its choice and to defend against, negotiate, settle or otherwise deal with any third party claim, action or suit (“Third Party Claim”) and if the Company Representative elects to defend against, negotiate, settle or otherwise deal with any Third Party Claim, it shall within thirty (30) days (or sooner, if the nature of the Third Party Claim so requires) (the “Third Party Claim Dispute Period”) notify Parent of its intent to do so.  If the Company Representative does not elect within the Third Party Claim Dispute Period to defend against, negotiate, settle or otherwise deal with any Third Party Claim, Parent may defend against, negotiate, settle or otherwise deal with such Third Party Claim at its expense.  If the Company Representative elects to defend against, negotiate, settle or otherwise deal with any Third Party Claim, (i) the Company Representative shall use its commercially reasonable efforts to defend and protect the interests of Parent with respect to such Third Party Claim, (ii) Parent, prior to or during the period in which the Company Representative assumes the defense of such matter, shall take such reasonable actions as Parent deems necessary to preserve any and all rights with respect to such matter, without such actions being construed as a waiver of Parent’s rights to defense and indemnification pursuant to this Agreement, and (iii) Parent may participate, at its own expense, in the defense of such Third Party Claim if, in the reasonable opinion of counsel to Parent, a conflict or potential conflict exists between Parent and the Company Representative that would make such separate representation advisable.  The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such Third Party Claim.  Notwithstanding anything in this Section 10.4 to the contrary, neither party shall, without the written consent of the other party, settle or compromise any Third Party Claim or permit a default or consent to entry of any judgment (each a “Settlement”) unless (i) the claimant and such party provide to the other party an unqualified release from all liability in respect of the Third Party Claim, (ii) such Settlement does not impose any liabilities or obligations on the other party (except for reimbursement to Parent or its Affiliates from the Indemnification Reserves) and (iii) with respect to any non-monetary provision of such Settlement, such provisions would not, in Parent’s reasonable judgment, have or be reasonably expected to have any adverse effect on the financial condition, business, assets or results of operations of Parent.

10.5           Limitations.  Other than with respect to a Fraudulent Breach (for which the Damage Threshold does not apply), no Parent Indemnified Party and no Company Indemnified Party shall be entitled to recover any Damages with respect to a matter in an individual Claim set forth in a Claim Notice to which it is indemnified pursuant to Section 10.2(a) or 10.2(b), respectively, unless such Claim is made for an amount of at least Ten Thousand Dollars ($10,000) (the “Damage Threshold”), at which time such Indemnified Party shall be entitled to be indemnified against and compensated and reimbursed for all such Damages in such Claim including Damages included in the Damage Threshold.  Each Claim Notice shall be based upon assertions with a common sets of facts.  Other than with respect to a Fraudulent Breach and other than with respect to the Surviving Obligations (for which the Damage Limit does not apply), no Parent Indemnified Party and no Company Indemnified Party shall be entitled to recover any Damages with respect to all matters in all Claims to which it is indemnified pursuant to Section 10.2(a) or 10.2(b), respectively, in excess of the Indemnification Reserves.  Except for Fraudulent Breach by a Company Equity Holder in such Company Equity Holder’s capacity as such, in no event will the individual liability of a Company Equity Holder exceed such Company Equity Holder’s pro rata share of the amount of Purchase Price proceeds such  Company Equity Holder actually receives or is entitled to receive.  Other than with respect to a Fraudulent Breach (for which there are no limitations on remedies or damages), the remedies provided in this Article X shall constitute the Indemnified Party’s exclusive remedies for recovery against any Indemnitor for the matters set forth above.

ARTICLE XI
TERMINATION

11.1           Termination.  This Agreement and the transactions contemplated hereby may be terminated or abandoned at any time prior to the Closing Date:

(a)           by the mutual written agreement of Parent, Sub and the Company;

(b)           by Parent if any Governmental Body shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties shall have used their reasonable efforts to resist, resolve or lift, as applicable) permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable; or

(c)           by either party ten (10) Business Days following the full execution of this Agreement.

11.2           No Liability for Termination.  Termination of this Agreement by a party (the “Terminating Party”) in accordance with the provisions of this Article XI will not give rise to any Liability or obligation on the part of the Terminating Party on account of such termination.  The provisions of Article XI and Article XII shall survive any termination of this Agreement.

ARTICLE XII
MISCELLANEOUS

12.1           Assignment.  Neither this Agreement nor any of the rights or obligations hereunder may be assigned by the Company without the prior written consent of Parent, or by Parent or Sub without the prior written consent of the Company except that Parent or Sub may, without such consent but with prior notice to the Company, assign the rights hereunder either before or after the Closing Date to Affiliates thereof; provided, however, that no such assignment shall release Parent from any of its obligations under this Agreement.  Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns, and no other Person shall have any right, benefit or obligation hereunder.

12.2           Notices.  Unless otherwise provided herein, any notice, request, instruction or other document to be given hereunder by any party to the other shall be in writing and shall be deemed to have been duly made when delivered in person or by courier, sent by facsimile transmission (with acknowledgment of complete transmission) or mailed by registered or certified mail, postage prepaid, return receipt requested (such mailed notice to be effective on the date such receipt is acknowledged), as follows:

If to Parent or Sub:
Energy Recovery Inc.
1717 Doolittle Drive
San Leandro, CA, 94577
Attention:  G.G. Pique, President and Chief Executive Officer
 Carolyn F. Bostick, Vice President and General Counsel
Fax:  (510) 746-0019

With a copy to:
Carr & Ferrell, LLP
2200 Geng Road
Palo Alto, CA 94303
Attention:  Jill Fishbein, Esq.
Fax:  (650) 812-3444

If to the Company:

Roy Radakovich
2675 Toledo
Trenton, Michigan 48183
Fax:  ____________________

With a copy to:
Howard & Howard Attorneys PLLC
450 W. Fourth Street
Royal Oak, Michigan 48067
Attention: Jess A. Bahs
Fax:  (248)645-1568

If to the Company Representative:
Roy Radakovich
2675 Toledo
Trenton, Michigan 48183

Fax:  ____________________

Any party may, from time to time, designate any other address to which any such notice to it or such party shall be sent.

12.3           Choice of Law.  This Agreement, and all matters arising out of or relating to this Agreement and any of the transactions contemplated hereby, including, without limitation, the validity hereof and the rights and obligations of the parties hereunder, shall be construed in accordance with and governed by the laws of Delaware applicable to contracts made and to be performed entirely in such state (without giving effect to the conflicts of laws provisions thereof) except as to matters pertaining to the Company as a Michigan limited liability company, and to the Company Unit Holders as owners of a Michigan limited liability company, which are governed by the MLLCA, and as to such matters, this Agreement shall be governed by the MLLCA.

12.4           Entire Agreement; Amendments and Waivers; Interpretation.   This Agreement, the Ancillary Agreements and all Exhibits and Schedules hereto and thereto, constitute the entire agreement among the parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties including the Letter of Intent.  No supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby.  No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.  Nothing set forth herein, including but not limited to Article X, shall be deemed a waiver of any rights of any of the parties hereto to under applicable law.  The parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden or proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.  The representations and warranties contained in Article IV and Article V of the Agreement are the sole representations and warranties made by the parties hereto, respectively, with respect to the subject matter thereof and the Merger and the Transactions, and the parties hereto do not make any other representation or warranty, expressed or implied.

12.5           Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12.6           Invalidity.  In the event that any one or more of the provisions contained in this Agreement or in any other instrument referred to herein, shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any other such instrument.

12.7           Headings.  The headings of the Articles and Sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

12.8           Schedules.  The Schedules and Exhibits referenced in this Agreement are a material part hereof and shall be treated as if fully incorporated into the body of this Agreement.  The Schedules referenced in Articles IV and V shall be arranged in separate parts corresponding to the numbered and lettered sections contained herein permitting disclosure, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered section herein permitting disclosure except where a disclosure under a particular numbered or lettered section is reasonably apparent from a disclosure set forth under another numbered or lettered section.

12.9           Publicity.  Each party covenants and agrees that it will not from and after the date hereof make, issue or release any public announcement, press release, statement or acknowledgment of the existence of, or reveal publicly the terms, conditions and status of, the transactions provided for herein, without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed.  Company  understand and acknowledges that Parent may be required under the Exchange Act to report publicly and file with the Securities and Exchange Commission a public announcement regarding this Agreement and the Merger and that in making such report or filing Parent shall not be deemed to be in breach of this Section 12.9.

12.10           No Third-Party Beneficiaries.  Unless specifically provided otherwise herein, this Agreement is for the sole benefit of the parties hereto (and their permitted successors and assigns).  Unless specifically provided, nothing herein shall give, or be construed to give, to any Person, other than the parties hereto and such permitted successors and assigns, any legal or equitable rights hereunder.

12.11           Further Assurances.  Upon the terms and subject to the conditions contained herein, after the Closing the parties agree (a) to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements; (b) to execute any documents, instruments or conveyances of any kind which may be reasonably necessary or advisable to carry out any of the transactions contemplated hereunder and thereunder; and (c) to cooperate with each other in connection with the foregoing.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on their respective behalf all as of the day and year first above written.

PARENT:	ENERGY RECOVERY, INC.

By: /s/ GONZALO PIQUE
Name: Gonzalo Pique
Title: President and Chief Executive Officer

SUB:	CFE ACQUISITION CORPORATION

By: /s/ BORJA S. BLANCO
Name: Borja S. Blanco
Title: President

COMPANY:	PUMP ENGINEERING, LLC.

By: /s/ ROBERT A. OKLEJAS
Name: Robert A. Oklejas
Title: President

ESCROW AGENT	U.S. BANK, NATIONAL ASSOCIATION

By: /s/ CLAUDE ACOBA
Name: Claude Acoba
Title: Vice President

COMPANY	By: /s/ ROY RADAKOVICH
REPRESENTATIVE
Name: Roy Radakovich

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

LIST OF EXHIBITS

Exhibit A	Claims Escrow Agreement

Exhibit B	Milestones and Contingent Cash Consideration

Exhibit C	Contingent Payment Escrow Agreement

Exhibit D	Certificate of Merger

Exhibit E	Closing Schedule

Exhibit F	September 30, 2009 Financials

Exhibit G	Opinion of the Company’s Legal Counsel

Disclosure Schedule

Exhibit 3.1(c)	Company Employee Plans to be Terminated

Exhibit 4.30	Sample Distribution of Purchase Price

Exhibit 7.1(h)	Investor Representation Letter

Exhibit 7.1(j)(1)	Persons Designated to Execute Non-Competition and Non-Solicitation Agreements

Exhibit 7.1(j)(2)	Non-Competition and Non-Solicitation Agreements

Exhibit 7.1(n)	Certificate of Compliance with US Foreign Corrupt Practices Act